Exhibit 99.1

MAGNA INTERNATIONAL INC.

AND

BNY TRUST COMPANY OF CANADA

as Trustee

INDENTURE

Dated as of December 11, 2015

TABLE OF CONTENTS*

* This table of contents shall not, for any purpose, be deemed to be a part of the Indenture.

i

THIS INDENTURE, dated as of December 11, 2015, between Magna International Inc., a corporation organized under the laws of the province of Ontario, Canada (the “Company”), and BNY Trust Company of Canada, as trustee (the “Trustee”).

RECITALS OF THE COMPANY

The Company has duly authorized the execution and delivery of this Indenture to provide for the issue from time to time of its unsecured debentures, notes, bonds or other evidences of indebtedness to be issued in one or more series as in this Indenture provided, up to such principal amount or amounts as may from time to time be authorized in or pursuant to one or more resolutions of the Board of Directors.

All things necessary to make this Indenture a valid agreement of the Company, in accordance with its terms, have been done.

NOW, THEREFORE, THIS INDENTURE WITNESSETH:

For and in consideration of the premises and the purchase or acceptance of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of the respective Holders from time to time of the Notes or of any series thereof as follows:

ARTICLE ONE.

DEFINITIONS.

SECTION 1.01.    Definitions.  The terms defined in this Section 1.01 (except as herein otherwise expressly provided or unless the context otherwise requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section 1.01.  All accounting terms not otherwise defined herein have the meanings assigned to them in accordance with generally accepted accounting principles in the United States of America and, except as otherwise herein expressly provided, the term “generally accepted accounting principles” with respect to any computation required or permitted hereunder shall mean such accounting principles as are generally accepted in the United States of America at the date of such computation  and if the Company adopts IFRS as the basis for preparing its financial statements, shall thereafter mean IFRS.  All references to such terms herein shall be both to the singular or the plural, as the context so requires.  The term “including,” wherever used in this Indenture, shall be deemed to mean “including, without limiting the generality of the foregoing.”

Affiliate:

The term “Affiliate”, when used with respect to any specified Person, means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.  For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

Applicable Law:

The term “Applicable Law” shall have the meaning set forth in Section 8.02(m).

Authenticating Agent:

The term “Authenticating Agent” shall mean the agent of the Trustee, if any, which at the time shall be appointed and acting pursuant to Section 8.12.  Initially, the Trustee will act as Authenticating Agent.

Board of Directors:

The term “Board of Directors” shall mean the Board of Directors of the Company or any authorized committee of such Board designated by the Board of Directors or the by-laws or the articles of incorporation of the Company to act for such Board for purposes of this Indenture.

Board Resolution:

The term “Board Resolution” means a copy of a resolution certified by a Vice President, the Secretary or an Assistant Secretary of the Company to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Trustee.

Business Day:

The term “Business Day” means any day, other than a Saturday or Sunday, that is not a day on which banking institutions or trust companies are generally authorized or required by law, regulation or executive order to close in The City of Toronto.

Canadian Bankruptcy Laws:

The term “Canadian Bankruptcy Laws” shall mean the Companies’ Creditors Arrangement Act (Canada), the Bankruptcy and Insolvency Act (Canada) or the Winding-up and Restructuring Act (Canada).

Company:

The term “Company” shall mean Magna International Inc., a corporation organized under the laws of the province of Ontario, Canada, and, subject to Article Twelve, shall include its successors and assigns.

Company Request and Company Order:

The terms “Company Request” and “Company Order” mean, respectively, a written request or order signed in the name of the Company by its Chairman of the Board, Vice Chairman of the Board, President or a Vice President, and by its Treasurer, Secretary, Assistant Secretary or Assistant Treasurer, and delivered to the Trustee.

Conversion Date:

The term “Conversion Date” shall have the meaning set forth in Section 3.12.

Corporate Trust Office:

The term “Corporate Trust Office” means the principal office of the Trustee in Toronto, Ontario, at which at any particular time its corporate trust business shall be administered, which office on the date hereof is located at 320 Bay Street, 11th Floor, Toronto, Ontario, M5H 4A6, Attn: Corporate Trust Administration.

Currency Determination Agent:

The term “Currency Determination Agent” shall mean the financial institution, if any, from time to time selected by the Company for purposes of Section 3.12.

Depository:

The term “Depository” shall mean, unless specified by the Company pursuant to Section 3.01, CDS Clearing and Depository Services Inc.

Dollar:

The term “Dollar” shall mean the coin or currency of Canada which as of the time of payment is legal tender for the payment of public and private debts.

Dollar Equivalent of the Foreign Currency:

The term “Dollar Equivalent of the Foreign Currency” shall have the meaning set forth in Section 3.12.

Electronic Methods:

Delivery of any notice or form of communication by facsimile, pdf or e-mail, or by other similar electronic means in a form satisfactory to the Trustee or the Company, as the case may be.

Event of Default:

The term “Event of Default” shall mean any event specified in Section 7.01, continued for the period of time, if any, and after the giving of the notice, if any, therein designated.

Foreign Currency:

The term “Foreign Currency” means any currency, currency unit or composite currency issued by the government of one or more countries other than Canada or by any recognized confederation or association of such government.

Global Note:

The term “Global Note” means a Note issued to evidence all or part of a series of Notes.

Government Obligations:

The term “Government Obligations” means securities which are (i) direct obligations of the government or governments in confederation which issued the currency in which the Notes of a series are denominated or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the government or governments in confederation which issued the currency in which the Notes of such series are denominated, the payment of which obligations is unconditionally guaranteed by such government or governments, and which, in either case, are full faith and credit obligations of such government or governments, are denominated in the currency in which the Notes of such series are denominated and which are not callable or redeemable at the option of the issuer thereof.

Holder:

The term “Holder” means any Person in whose name a Note of any series is registered in the Note Register applicable to Notes of such series.

IFRS:

The term “IFRS” means International Financial Reporting Standards, consistently applied and as are generally accepted at the date of computation.

Indenture:

The term “Indenture” shall mean this instrument as originally executed or, if amended or supplemented as herein provided, as so amended or supplemented, pursuant to the applicable provisions hereof.

Indexed Note:

The term “Indexed Note” means a Note the terms of which provide, pursuant to Section 3.01(12), that the principal amount thereof payable at Stated Maturity may be more or less than the principal face amount thereof at original issuance.

Interest:

The term “interest”, when used with respect to an Original Issue Discount Note which by its terms bears interest only after maturity, means interest payable after maturity.

Interest Payment Date:

The term “Interest Payment Date”, when used with respect to any series of Notes, means the Stated Maturity of an installment of interest on such Notes.

Market Exchange Rate:

The term “Market Exchange Rate” shall have the meaning set forth in Section 3.12.

Non-Recourse Indebtedness:

The term “Non-Recourse Indebtedness” means indebtedness of the Company or any Subsidiary of the Company in respect of which the recourse of the holder of such indebtedness, whether direct or indirect and whether contingent or otherwise, is effectively limited to specified assets, and with respect to which neither the Company nor any Subsidiary of the Company provides any credit support.

Note or Notes:

The terms “Note” or “Notes” shall mean any unsecured notes, debentures or other indebtedness of any series, as the case may be, issued by the Company from time to time, and authenticated and delivered under this Indenture.

Note Register:

The term “Note Register” shall have the meaning set forth in Section 3.07.

Officers’ Certificate:

The term “Officers’ Certificate”, when used with respect to the Company, shall mean a certificate signed by its Chairman of the Board, Vice Chairman of the Board, President, or a Vice President and by its Treasurer, Secretary, Assistant Secretary or Assistant Treasurer and delivered to the Trustee.  Each such certificate shall include the statements provided for in Section 15.05 to the extent required by the provisions of such Section.

Opinion of Counsel:

The term “Opinion of Counsel” shall mean an opinion in writing signed by legal counsel who may be an employee of or counsel to the Company, and who shall be reasonably acceptable to the Trustee.  Each such opinion shall include the statements provided for in Section 3.05 and Section 15.05.  Any such Opinion of Counsel may be based, insofar as it relates to factual matters, upon a certificate or opinion of, or representations by, an officer or officers of the Company, a governmental official or officers or any other Person or Persons.

Original Issue Discount Note:

The term “Original Issue Discount Date Security” means any Note which, pursuant to Section 3.01(15), provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to Section 7.01.

Outstanding:

The term “Outstanding”, when used with respect to Notes or Notes of any series, means, as of the date of determination, all such Notes theretofore authenticated and delivered under this Indenture, except:

(i)                                     such Notes theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

(ii)                                  such Notes for whose payment or redemption money in the necessary amount and in the specified currency has been theretofore deposited with the Trustee or any Paying Agent (other than the Company) in trust or set aside and segregated in trust by the Company (if the Company shall act as its own Paying Agent) for the Holders of such Notes, provided, however, that if such Notes are to be redeemed, notice of such redemption has been duly given pursuant to this Indenture or provision therefor satisfactory to the Trustee has been made;

(iii)                               such Notes in exchange for or in lieu of which other such Notes have been authenticated and delivered pursuant to this Indenture, or such Notes which have been paid, pursuant to this Indenture, unless proof satisfactory to the Trustee is presented that any such Notes are held by Persons in whose hands any of such Notes are a legal, valid and binding obligation of the Company; and

(iv)                              such Notes with respect to which the Company has effected defeasance and/or covenant defeasance as provided in Section 13.03 or Section 13.04;

provided, however, that in determining whether the Holders of the requisite principal amount of such Outstanding Notes have given any request, demand, authorization, direction, notice, consent or waiver hereunder, such Notes owned by the Company or such other obligor upon such Notes or any Affiliate of the Company or such other obligor shall be disregarded and deemed not to be Outstanding, except that, in determining whether the Trustee shall be protected in relying upon any such request, demand, authorization, direction, notice, consent or waiver, only such Notes which a Responsible Officer of the Trustee knows to be so owned shall be so disregarded.  Such Notes so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Notes and that the pledgee is not the Company or any other such obligor upon such Notes or any Affiliate of the Company or such other obligor.  In case of a dispute as to such right, the decision of the Trustee upon the advice of counsel shall be full protection to the Trustee.  Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officers’ Certificate listing and identifying all such Notes, if any, known by the Company to be owned or held by or for the account of any of the above described Persons; and, subject to the provisions of Section 8.01, the Trustee shall be entitled to accept such Officers’ Certificate as conclusive evidence of the facts therein set forth and of the fact that all such Notes not listed therein are Outstanding for the purpose of any such determination.

Paying Agent:

The term “Paying Agent” means any Person (including the Company acting as Paying Agent) authorized by the Company to pay the principal of (or premium, if any) or interest, if any, on any Notes on behalf of the Company.

Person:

The term “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or other entity or government or any agency or political subdivision thereof.

Place of Payment:

The term “Place of Payment”, when used with respect to the Notes of any series, means the place or places where the principal of (premium, if any) and interest on the Notes of that series are payable as specified in accordance with Section 3.01.

Predecessor Note:

The term “Predecessor Note” of any particular Note means every previous Note evidencing all or a portion of the same debt as that evidenced by such particular Note, and for the purposes of this definition, any Note authenticated and delivered under Section 3.08 in lieu of a mutilated, lost, destroyed or stolen Note shall be deemed to evidence the same debt as the mutilated, lost, destroyed or stolen Note.

Redemption Date:

The term “Redemption Date”, when used with respect to any Note to be redeemed, means the date fixed for such redemption by or pursuant to this Indenture.

Redemption Price:

The term “Redemption Price”, when used with respect to any Note to be redeemed, means the price specified in such Note at which it is to be redeemed pursuant to this Indenture.

Regular Record Date:

The term “Regular Record Date” for the interest payable on any Note on any Interest Payment Date means the date specified in such Note as the “Regular Record Date” as contemplated by Section 3.01.

Responsible Officer:

The term “Responsible Officer”, when used with respect to the Trustee, means any trust officer of the Trustee and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his knowledge of and familiarity with the particular subject, in each case, having direct responsibility for the administration of this Indenture.

Stated Maturity:

The term “Stated Maturity” when used with respect to any Note or any installment of principal thereof or of interest thereon, means the date specified in such Note as the fixed date on which the principal of such Note, or such installment of interest, is due and payable.

Subsidiary:

The term “Subsidiary” means any Person of which the Company, or the Company and one or more Subsidiaries, or any one or more Subsidiaries, directly or indirectly own more than 50% of the Voting Stock of such Person and that, by virtue of such ownership, is controlled by the Company or by the Company and one or more of its Subsidiaries or any one or more Subsidiaries.  For purposes of the foregoing, the term “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person.

Trustee:

The term “Trustee” means BNY Trust Company of Canada and shall also include its successors and assigns as Trustee hereunder.

Valuation Date:

The term “Valuation Date” shall have the meaning set forth in Section 3.12.

Voting Stock:

The term “Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

ARTICLE TWO.

FORMS OF NOTES.

SECTION 2.01.                                   Forms Generally.  The Notes of each series and the certificates of authentication thereon shall have such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture (the provisions of which shall be appropriate to reflect the terms of each series of Notes, including the currency or denomination, which may be Dollars or Foreign Currency), and may have such letters, numbers or other marks of identification and such legends or endorsements placed thereon, as may be required to comply with the rules of any securities exchange, or as may, consistently herewith, be determined by the officers executing such Notes, as evidenced by their signing of such Notes.  Any portion of the text of any Note may be set forth on the reverse thereof, with an appropriate reference thereto on the face of the Note.

The definitive Notes shall be printed, lithographed or engraved or produced by any combination of these methods or may be produced in any other manner permitted by the rules of any securities exchange, all as determined by the officers executing such Notes, as evidenced by their signing of such Notes.

SECTION 2.02.                                   Forms of Notes.  The Notes of each series may be issued in the form of a Global Note or in such other form as may from time to time be customary, in each case as specified in this Indenture.  The Notes may be issued in the denominations that are specified in this Indenture or in one or more indentures supplemental hereto.

Prior to the delivery of a Note of any series in any such form to the Trustee for the Notes of such series for authentication, the Company shall deliver to the Trustee the following:

(1)                                 The Board Resolution by or pursuant to which such form of Note has been approved;

(2)                                 An Officers’ Certificate dated the date such Certificate is delivered to the Trustee stating that all conditions precedent provided for in this Indenture relating to the authentication and delivery of Notes in such form have been complied with; and

(3)                                 An Opinion of Counsel to the effect set forth in Section 3.05.

The definitive Notes shall be printed, lithographed or engraved or produced by any combination of these methods on a steel engraved border or steel engraved borders or may be produced in any other manner, all as determined by the officers executing such Notes, as evidenced by their execution thereof.

SECTION 2.03.                                   Form of Trustee’s Certificate of Authentication.  The certificate of authentication shall be executed by the Trustee and shall be in substantially the following form:

This is one of the Notes of the series designated herein issued under the within-mentioned Indenture.

BNY TRUST COMPANY OF CANADA,
as Trustee

By
Authorized Officer

SECTION 2.04.                                   Notes in Global Form.  (a) If the Company shall establish pursuant to Section 3.01 that the Notes of a particular series are to be issued in whole or in part in the form of one or more Global Notes, then the Company shall execute and the Trustee or its agent shall, in accordance with Section 3.05 and the Company Order delivered to the Trustee or its agent thereunder, authenticate and deliver such Global Note or Global Notes, which (i) shall represent, and shall be denominated in an amount equal to the aggregate principal amount of, the Outstanding Notes of such series to be represented by such Global Note or Global Notes, or such portion thereof as the Company shall specify in a Company Order, (ii) shall be registered in the name of the Depository for such Global Note or Global Notes or its nominee, (iii) shall be delivered by the Trustee or its agent to the Depository or pursuant to the Depository’s instruction and (iv) shall bear a legend substantially to the following effect:  “UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO MAGNA INTERNATIONAL INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS),

ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

(b)                                 Notwithstanding any other provision of this Section 2.04 or of Section 3.07, and subject to the provisions of paragraph (c) below, unless the terms of a Global Note expressly permit such Global Note to be exchanged in whole or in part for individual certificates representing Notes, a Global Note may be transferred, in whole but not in part and in the manner provided in Section 3.07, only to a nominee of the Depository for such Global Note, or to the Depository, or a successor Depository for such Global Note selected or approved by the Company, or to a nominee of such successor Depository.

(c)                                  (1)                                 If at any time the Depository for a Global Note notifies the Company that it is unwilling or unable to continue as Depository for such Global Note or if at any time the Depository for the Global Notes for such series shall no longer be eligible or in good standing under any applicable statute or regulation, the Company shall appoint a successor Depository with respect to such Global Note.  If a successor Depository for such Global Note is not appointed by the Company within 90 days after the Company receives notice or becomes aware of such ineligibility, the Company will execute, and the Trustee or its agent, upon receipt of a Company Request for the authentication and delivery of certificates representing Notes of such series in exchange for such Global Note, will authenticate and deliver, certificates representing Notes of such series of like tenor and terms in an aggregate principal amount equal to the principal amount of the Global Note in exchange for such Global Note.

(2)                                 In any exchange provided for in the preceding paragraph, the Company will execute and the Trustee or its agent will authenticate and deliver certificates representing Notes in definitive registered form in authorized denominations for Notes of the same series or any integral multiple thereof.  Upon the exchange of the entire principal amount of a Global Note for certificates representing Notes, such Global Note shall be cancelled by the Trustee or its agent.  Except as provided in the preceding paragraph, certificates representing Notes issued in exchange for a Global Note pursuant to this Section shall be registered in such names and in such authorized denominations for Notes of that series or any integral multiple thereof, as the Note registrar or Depository shall instruct the Trustee or its agent.  The Trustee or the Note registrar shall deliver at its Corporate Trust Office such certificates representing Notes to the Holders in whose names such Notes are so registered.

ARTICLE THREE.

THE NOTES.

SECTION 3.01.                                   Title and Terms.  The aggregate principal amount of Notes which may be authenticated and delivered under this Indenture is unlimited.  The Notes may be issued up to the aggregate principal amount of Notes from time to time authorized by or pursuant to a Board Resolution.

The Notes may be issued in one or more series.  All Notes of each series issued under this Indenture shall in all respects be equally and ratably entitled to the benefits hereof with respect to such series without preference, priority or distinction on account of the actual time or times of the authentication and delivery or maturity of the Notes of such series.  There shall be established in or pursuant to a Board Resolution and set forth in an Officers’ Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Notes of any series:

(1)                                 the title of the Notes of the series (which shall distinguish the Notes of the series from all other series of Notes);

(2)                                 any limit upon the aggregate principal amount of the Notes of the series which may be authenticated and delivered under this Indenture (except for Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes of that series pursuant to this Article Three, the second paragraph of Section 4.03, or Section 11.04);

(3)                                 the date or dates (or the manner of calculation thereof) on which the principal of the Notes of the series is payable;

(4)                                 the rate or rates (or the manner of calculation thereof) at which the Notes of the series shall bear interest, if any, the date or dates from which such interest shall accrue, the Interest Payment Dates on which such interest shall be payable and the Regular Record Date for the Interest payable on any Interest Payment Date;

(5)                                 the Place of Payment;

(6)                                 the period or periods within which, the price or prices at which, the currency or currency units in which, and the terms and conditions upon which Notes of the series may be redeemed, in whole or in part, at the option of the Company;

(7)                                 the obligation, if any, of the Company to redeem or purchase Notes of the series pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices in the currency at which, the currency or currency units in which, and the terms and conditions upon which Notes of the series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;

(8)                                 the denominations in which the Notes of such series shall be issuable if other than denominations of $1,000 and any integral multiples of $1,000 thereof;

(9)                                 the application, if any, of the provisions set forth in Sections 13.02 through 13.07;

(10)                          if other than Dollars, the currency in which payments of interest or principal of (and premium, if any, with respect to) the Notes of the series are to be made;

(11)                          if the interest on or principal of (or premium, if any, with respect to) the Notes of the series are to be payable, at the election of the Company or a Holder thereof or otherwise, in a currency other than that in which such Notes are payable, the period or periods within which, and the other terms and conditions upon which, such election may be made, and the time and manner of determining the exchange rate between the currency in such Notes are denominated or stated to be payable and the currency in which such Notes or any of them are to be so payable;

(12)                          whether the amount of payments of interest on or principal of (or premium, if any, with respect to) the Notes of such series may be determined with reference to an index, formula or other method or methods (which index, formula or method or methods may be based, without limitation, on one or more currencies, commodities, equity indices or other indices), and, if so, the terms and conditions upon which and the manner in which such amounts shall be determined and paid or payable;

(13)                          the extent to which any Notes will be issuable in permanent global form, the manner in which any payments on a permanent global Note will be made, and the appointment of any Depository relating thereto;

(14)                          any deletions from, modifications of or additions to the Events of Default or covenants with respect to the Notes of such series, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the Indenture;

(15)                          if other than the principal amount thereof, the portion of the principal amount of any of such Notes of such series that shall be payable upon acceleration of the maturity thereof pursuant to Section 7.01 or the method by which such portion is to be determined;

(16)                          if any of the Notes of such series are to be issuable upon the exercise of warrants, this shall be so established as well as the time, manner and place for such Notes to be authenticated and delivered; and

(17)                          any other terms of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Notes of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to such Board Resolution and set forth in such Officers’ Certificate or in any such indenture supplemental hereto.

SECTION 3.02.                                   Denominations.  The Notes of each series shall be issuable in registered form without coupons in such denominations as shall be specified as contemplated in Section 3.01.  In the absence of any specification with respect to the Notes of any series, the Notes of such series shall be issuable in denominations of $1,000 and any integral multiple thereof, which may be in Dollars or any Foreign Currency.

SECTION 3.03.                                   Book Entry.

(1)                                 Each Note shall be issued in book entry only form, represented by a Global Note. Each Global Note shall be registered in the name of the Depository designated for that Global Note or its nominee thereof and shall constitute a single Note for all purposes of this Indenture. None of the Company, the Trustee or any other Paying Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by any Depository on account of the beneficial interests in any Global Note. Except as provided in this Section 3.03(1), the rights of a beneficial owner in the Notes represented by a Global Note (including the right to receive a certificate or other instrument evidencing an ownership interest in such Note) shall be limited to those established by any agreement between the Company and the Depository, by applicable law and agreements between the Depository and its participants and between such participants and the beneficial owner. Accordingly, neither the Company nor the Trustee shall be required to deliver, nor shall the beneficial owner have any right to require the delivery of, Notes in definitive form to the beneficial owner of such Note and shall not be considered owners or holders of that Note under this Indenture. The responsibility and liability of the Company in respect of notices or payments on the Notes will be limited to giving notice or making payment of any principal, Redemption Price, if any, and interest due on the Notes to the Depository or its nominee. Nothing herein shall prevent the owners of beneficial interests in Global Notes from voting those Notes using duly executed proxies. The Company and the Trustee hereby further acknowledge and agree that neither the Company nor the Trustee shall have any liability or responsibility for (i) records maintained by the Depository relating to beneficial ownership interests in the Notes held by the Depository or the book-entry accounts maintained by the Depository, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depository and contained herein with respect to the rules and regulations of the Depository or any action to be taken by the Depository or at the direction of a participant of such Depository. In the event of any conflict between this Indenture and any such agreement between the Company and the Depository, the terms of any such agreement shall prevail.

(2)                                 No Global Note may be exchanged in whole or in part for Notes registered in the name of any Person other than the Depository for that Global Note or a nominee, and no transfer of a Global Note in whole or in part may be registered in the name of any Person other than the Depository, unless:

(a)                                 the Depository notifies the Company that it is unwilling or unable to continue to act as depository in connection with those Notes and the Company is unable to locate a qualified successor;

(b)                                 the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor;

(c)                                  an Event of Default shall have occurred and be continuing; or

(d)                                 such right is required by applicable law, as determined by the Company and the Company’s counsel;

following which Notes in fully registered form shall be issued to the beneficial owners of the Global Note or their nominees.

(3)                                 Subject to the provisions of this Section 3.03, any exchange of a Global Note for Notes which are not Global Notes may be made in whole or in part in accordance with the provisions of Section 3.07, mutatis mutandis.  Notes issued in exchange for a Global Note shall be registered in the names specified by the Depository for the Global Note and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to Global Notes) as the Global Notes surrendered upon such exchange.

(4)                                 Every Note authenticated and delivered upon registration of transfer of a Global Note, whether pursuant to this Section 3.03 or otherwise, shall be authenticated and delivered in the form of, and shall be, a Global Note, unless the Note is registered in the name of a Person other than the Depository for the Global Note or a nominee

(5)                                 The Notes shall be signed (either manually or by facsimile signature) by an officer of the Company. A facsimile signature upon any of the Notes shall for all purposes of this Indenture be deemed to be the signature of the individual whose signature it purports to be and to have been signed at the time such facsimile signature is reproduced. Notwithstanding that any individual whose signature (either manual or facsimile) may appear on the Notes is not, at the date of this Indenture or at the date of the Notes or at the date of the authenticating and delivery thereof, an officer of director of the Company, such Notes shall be valid and binding upon the Company and entitled to the benefits of this Indenture.

SECTION 3.04.                                   Payment of Principal and Interest.  The principal of, premium, if any, and interest on the Notes shall be payable at the office or agency of the Company designated for that purpose as the Place of Payment, as provided in Section 5.02; provided, however, that interest may be payable at the option of the Company by transfer to an account maintained by the payee with a bank located in the Canada or, upon at least five Business Days written notice to the Trustee, by check mailed to the address of the Person entitled thereto as such address shall appear on the Note Register on the record date for such interest payment. If the Notes are issued in the form of one or more Global Notes and held in book-entry form through the facilities of the Depository, such Depository will make book-entry transfers among the direct participants of such Depository and will receive and transmit distributions of principal and interest on the Notes to such direct participants

SECTION 3.05.                                   Execution of Notes.  The Notes shall be executed manually in the name and on behalf of the Company by its Chairman of the Board of Directors, its President, one of its Vice Presidents or its Treasurer and by its Secretary or one of its Assistant Secretaries and may (but need not) have its corporate seal reproduced thereon (which may be printed, engraved or otherwise reproduced thereon, by facsimile or otherwise).  Only such Notes as shall bear thereon a certificate of authentication substantially in the form hereinbefore recited, manually executed by the Trustee, shall be entitled to the benefits of this Indenture or be valid or become obligatory for any purpose.  Such certificate by the Trustee upon any Note executed by the Company shall be conclusive evidence that the Note so authenticated has been duly authenticated and delivered hereunder and that the Holder is entitled to the benefits of this Indenture.

In case any officer of the Company who shall have executed any of the Notes shall cease to be such officer before the Notes so executed shall have been authenticated and delivered by the Trustee, or disposed of by the Company, such Notes nevertheless shall be valid and binding and may be authenticated and delivered or disposed of as though the Person who executed such Notes had not ceased to be such officer of the Company; and any Notes may be executed on behalf of the Company by such Persons as, at the actual date of the execution of such Note, shall be the proper officers of the Company, although at the date of such Note or of the execution of this Indenture any such Person was not such an officer.

At any time and from time to time after the execution and delivery of this Indenture, the Company may deliver Notes of any series, properly created in accordance with Section 3.01 and executed by the Company, to the Trustee for authentication; and the Trustee shall authenticate and deliver such Notes upon Company Order.  In the event that any other Person performs the Trustee’s duties as Authenticating Agent pursuant to a duly executed agreement, the Company shall notify the Trustee in writing of the issuance of any Notes hereunder, such notice to be delivered in accordance with the provisions of Section 15.03 on the date such Notes are delivered by the Company for authentication to such other Person.

Prior to any such authentication and delivery, the Trustee shall be entitled to receive, and shall be fully protected in relying upon, in addition to the Opinion of Counsel to be furnished to the Trustee pursuant to Section 15.05 and the Officers’ Certificate relating to the issuance of any series of Notes pursuant to Sections 15.05 and 3.01, Opinions of Counsel stating that:

(1)                                 the form or forms and terms of such Notes have been established in conformity with Sections 2.01 and 3.01 of this Indenture; and

(2)                                 all conditions precedent set forth in Sections 2.01, 2.02, 3.01 and 3.05 of this Indenture to the authentication and delivery of such Notes have been complied with and that such Notes, when completed by appropriate insertions (if applicable), executed by duly authorized officers of the Company, delivered by duly authorized officers of the Company to the Trustee for authentication pursuant to this Indenture, and authenticated and delivered by the Trustee and issued by the Company in the manner and subject to any conditions specified in such Opinion of Counsel, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium or other similar laws relating to or affecting creditors’ rights generally or by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law).

The Trustee shall not be required to authenticate such Notes if the issue thereof will adversely affect the Trustee’s own rights, duties or immunities under the Notes and this Indenture or otherwise in a manner which is not reasonably acceptable to the Trustee or such action would expose the Trustee to personal liability to existing Holders.

Unless otherwise provided in the form of Note for any series, all Notes shall be dated the date of their authentication.

No Note shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose, unless there appears on such Note a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any Note shall be conclusive evidence, and the only evidence, that such Note has been duly authenticated and delivered hereunder.

SECTION 3.06.                                   Temporary Notes.  Pending the preparation of definitive Notes of any series, the Company may execute, and upon receipt of the documents required by Sections 2.02, 3.01 and 3.05, together with a Company Order, the Trustee shall authenticate and deliver, such temporary Notes which may be printed, lithographed, typewritten, mimeographed or otherwise produced, in any authorized denominations, substantially of the tenor of such definitive Notes in lieu of which they are issued and with such appropriate insertions, omissions, substitutions and other variations as the officers executing such temporary Notes may determine, as evidenced by their execution of such temporary Notes.

If temporary Notes of any series are issued, the Company will cause definitive Notes of such series to be prepared without unreasonable delay.  After the preparation of definitive Notes of any series, the temporary Notes of such series shall be exchangeable for definitive Notes of such series, upon surrender of the temporary Notes of such series at any office or agency maintained by the Company for such purposes as provided in Section 5.02, without charge to the Holder.  Upon surrender for cancellation of any one or more temporary Notes of any series, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefore a like principal amount of definitive Notes of such series having the same interest rate and Stated Maturity and bearing interest from the same date of any authorized denominations.  Until so exchanged the temporary Notes of such series shall in all respects be entitled to the same benefits under this Indenture as definitive Notes of such series.

SECTION 3.07.                                   Exchange and Registration of Transfer of Notes.  Notes may be exchanged for a like aggregate principal amount of Notes of such series that are of other authorized denominations.  Notes to be exchanged shall be surrendered at any office or agency to be maintained for such purpose by the Company, as provided in Section 5.02, and the Company shall execute and the Trustee shall authenticate and deliver in exchange therefore the Note or Notes of authorized denominations which the Holder making the exchange shall be entitled to receive.  Each agent of the Company appointed pursuant to Section 5.02 as a person authorized to register and register transfer of Notes is sometimes herein referred to as a “Note registrar.”

The Company shall keep, at each such office or agency of the Company maintained for such purpose, as provided in Section 5.02, a register for each series of Notes hereunder (the registers of all Note registrars being herein sometimes collectively referred to as the “Note Register”) in which, subject to such reasonable regulations as it may prescribe, the Company shall provide for the registration of Notes and shall register the transfer of Notes as in this Article Three provided.  At all reasonable times, such Note Register shall be open for inspection by the Trustee and any Note registrar other than the Trustee.  Upon due presentment for registration of transfer of any Note at any such office or agency, the Company shall execute and register and the Trustee shall authenticate and deliver in the name of the transferee or transferees a new Note or Notes of authorized denominations for an equal aggregate principal amount.  Registration or registration of transfer of any Note by any Note registrar in the registry books maintained by such Note registrar, and delivery of such Note, duly authenticated, shall be deemed to complete the registration or registration of transfer of such Note.

The Company will at all times designate one Person (who may be the Company and who need not be a Note registrar) to act as repository of a master list of names and addresses of Holders of the Notes.  The Trustee shall act as such repository unless and until some other Person is, by written notice from the Company to the Trustee and each Note registrar, designated by the Company to act as such.  The Company shall cause each Note registrar to furnish to such repository, on a current basis, such information as such repository may reasonably request as to registrations, transfers, exchanges and other transactions effected by such registrar, as may be necessary or advisable to enable such repository to maintain such master list on as current a basis as is reasonably practicable.

No Person shall at any time be appointed as or act as a Note registrar unless such Person is at such time empowered under applicable law to act as such and duly registered to act as such under and to the extent required by applicable law and regulations.  Initially, the Trustee shall be the Note registrar.

All Notes presented to a Note registrar for registration of transfer shall be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Company and such Note registrar duly executed by the registered Holder or his attorney duly authorized in writing.

No service charge shall be made for any exchange or registration of transfer of Notes, but the Company or the Trustee may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith.

The Company shall not be required to issue, exchange or register a transfer of (a) any Notes of any series for a period of 15 days next preceding the mailing of a notice of redemption of Notes of such series and ending at the close of business on the day of the mailing of a notice of redemption of Notes of such series so selected for redemption, or (b) any Notes selected, called or being called for redemption except, in the case of any Note to be redeemed in part, the portion thereof not so to be redeemed.

All Notes issued in exchange for or upon registration of transfer of Notes shall be valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Notes surrendered for such exchange or registration of transfer.

None of the Trustee, any agent of the Trustee, any Paying Agent or the Company will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

SECTION 3.08.                                   Mutilated, Destroyed, Lost or Stolen Notes.  In case any temporary or definitive Note shall become mutilated or be destroyed, lost or stolen, the Company in its discretion may execute, and upon its request the Trustee shall, subject to the conditions set forth herein, authenticate and deliver, a new Note, bearing a number, letter or other distinguishing mark not contemporaneously Outstanding, in exchange and substitution for the mutilated Note, or in lieu of and in substitution for the Note so destroyed, lost or stolen.  In every case the applicant for a substituted Note shall furnish to the Company and to the Trustee such security or indemnity as may be required by them to save each of them harmless, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Company and to the Trustee evidence to their satisfaction of the destruction, loss or theft, of such Note and of the ownership thereof.

In the absence of notice to the Trustee or the Company that such Note has been acquired by a protected purchaser, the Trustee shall authenticate any such substituted Note and deliver the same upon any Company Request.  Upon the issuance of any substituted Note, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses connected therewith.  In case any Note which has matured or is about to mature shall become mutilated or be destroyed, lost or stolen, the Company may, instead of issuing a substituted Note, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated Note) if the applicant for such payment shall furnish to the Company and to the Trustee such security or indemnity as may be required by them to save each of them harmless and, in case of destruction, loss or theft, evidence satisfactory to the Company and to the Trustee of the destruction, loss or theft of such Note and of the ownership thereof.

Every substituted Note issued pursuant to the provisions of this Section 3.08 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Notes duly issued hereunder.  All Notes shall be held and owned upon the express condition that the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes and shall preclude (to the extent permitted by law) any and all other rights or remedies with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

SECTION 3.09.                                   Payment of Interest; Interest Rights Preserved.  Interest which is payable, and is punctually paid or duly provided for, on any Interest Payment Date, on any Note, shall unless otherwise provided in such Note be paid to the Person in whose name the Note (or one or more Predecessor Notes) is registered at the close of business on the Regular Record Date for such interest.

Unless otherwise stated in the form of Note of a series, interest on the Notes of any series shall be computed on the basis of a 365-day year or 366-day year, as applicable, and the actual number of days elapsed in that period. Whenever interest is computed on the basis of a period (the “deemed period”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing such product by the number of days in the deemed period.

If the Company defaults in a payment of interest on the Notes, it shall pay the defaulted interest in any lawful manner to the Persons who are Holders on a subsequent special record date. The Company shall notify the Trustee in writing of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment. The Company shall fix or cause to be fixed each such special record date and payment date, provided that no such special record date shall be less than 10 days prior to the related payment date for such defaulted interest. At least 15 days before the special record date, the Company (or, upon the written request of the Company, the Trustee in the name and at the expense of the Company) shall send or cause to be sent to Holders a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Subject to the foregoing provisions of this Section, each Note delivered under this Indenture upon transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

SECTION 3.10.                                   Persons Deemed Owners.  The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name any Note is registered as the owner of such Note for the purpose of receiving payment of principal of, premium, if any, and (subject to Section 3.09) interest on, such Note and for all other purposes whatsoever whether or not such Note be overdue, and neither the Company, the Trustee, nor any agent of the Company or the Trustee shall be affected by notice to the contrary.

SECTION 3.11.                                   Cancellation of Notes Paid, etc.  All Notes surrendered for the purpose of payment, redemption, exchange or registration of transfer or delivered in satisfaction in whole or in part of any sinking fund obligation shall, if surrendered to the Company or any agent of the Trustee or the Company under this Indenture, be delivered to the Trustee and promptly cancelled by it, or, if surrendered to the Trustee, shall be promptly cancelled by it, and no Notes shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture.  The Trustee shall dispose of cancelled Notes in accordance with its customary procedures unless directed by a Company Order.

SECTION 3.12.                                   Currency and Manner of Payments.  (a)  With respect to Notes denominated in Dollars or a Foreign Currency, the following payment provisions shall apply:

(1)                                 Except as provided in subparagraph (a)(2) or in paragraph (c) of this Section 3.12, payment of principal of and premium, if any, on any Notes will be made at the offices established pursuant to Section 5.02 by delivery of a check in the currency in which the Note is denominated on the payment date against surrender of such Note, and any interest on any Note will be paid at such office by mailing a check in the currency in which the Notes were issued to the Person entitled thereto at the address of such Person appearing on the Note Register.

(2)                                 Payment of the principal of and premiums, if any, and interest on such Note may also, subject to applicable laws and regulations, be made at such other place or places as may be designated by the Company by any appropriate method.

(b)                                 Not later than the fourth Business Day after the Regular Record Date for such Interest Payment Date, the Paying Agent will deliver to the Company a written notice specifying, in the currency in which each series of the Notes are denominated, the respective aggregate amounts of principal of and premium, if any, and interest on the Notes to be made on such payment date, specifying the amounts so payable in respect of the Notes.  The failure of the Paying Agent to deliver such notice shall not relieve the Company from its obligation to make all payments with respect to any Note when due.

(c)                                  If the Foreign Currency in which any of the Notes are denominated ceases to be used both by the government or governments of the country or countries which issued such currency and for the settlement of transactions by public institutions of or within the international banking community, then with respect to each date for the payment of Foreign Currency occurring after the last date on which the Foreign Currency was so used (the “Conversion Date”), the Dollar shall be the currency of payment for use on each such Interest Payment Date.  The Dollar amount to be paid by the Company to the Trustee and by the Trustee or any Paying Agent to the Holder of such Notes with respect to such payment date shall be the Dollar Equivalent of the Foreign Currency as determined by the Currency Determination Agent as of the Regular Record Date (the “Valuation Date”) in the manner provided in paragraph (d).

(d)                                 The “Dollar Equivalent of the Foreign Currency” shall be determined by the Currency Determination Agent as of each Valuation Date and shall be obtained by converting the specified Foreign Currency into Dollars at the Market Exchange Rate on the Valuation Date.

(e)                                  The “Market Exchange Rate” shall mean, for any currency, the highest firm bid quotation for Canadian dollars received by the Currency Determination Agent at approximately 11:00 a.m., City of Toronto time, on the second Business Day preceding the applicable payment date (or, if no such rate is quoted on such date, the last date on which such rate was quoted), from three recognized foreign exchange dealers in the City of Toronto selected by the Currency Determination Agent and approved by the Company (one of which may be the Currency Determination Agent) for the purchase by the quoting dealer, for settlement on such payment date, of the aggregate amount of such currency payable on such payment in respect of all Notes denominated in such currency.

All decisions and determinations of the Currency Determination Agent regarding the Dollar Equivalent of the Foreign Currency and the Market Exchange Rate shall be in its sole discretion and shall, in the absence of manifest error, be conclusive for all purposes and irrevocably binding upon the Company and all Holders of the Notes.  In the event that the Foreign Currency ceases to be used both by the government of the country which issued such currency and for the settlement of transactions by public institutions of or within the international banking community, the Company, after learning thereof, will immediately give notice thereof to the Trustee (and the Trustee will promptly thereafter give notice in the manner provided in Section 15.03 to the Holders) specifying the Conversion Date.

The Trustee shall be fully justified and protected in relying on and acting upon the information so received by it from the Company or the Currency Determination Agent and shall not otherwise have any duty or obligation to determine such information independently.

If the principal of (and premium, if any) and interest on any Notes is payable in a Foreign Currency and such Foreign Currency is not available for payment due to the imposition of exchange controls or other circumstances beyond the control of the Company, then the Company shall be entitled to satisfy its obligations to Holders under this Indenture by making such payment in Dollars on the basis of the Market Exchange Rate for such Foreign Currency on the latest date for which such rate was established on or before the date on which payment is due.  Any payment made pursuant to this Section 3.12 in Dollars where the required payment is in a Foreign Currency shall not constitute a default under this Indenture.

ARTICLE FOUR.

REDEMPTION OF NOTES; SINKING FUNDS.

SECTION 4.01.                                   Applicability of Article.  The Company may reserve the right to redeem and pay before Stated Maturity of the principal all or any part of the Notes of any series, either by optional redemption, sinking fund (mandatory or optional) or otherwise, by provision therefor in the form of Note for such series on such terms as are specified in such form or the Board Resolution and Officers’ Certificate or the indenture supplemental hereto as provided in Section 3.01 with respect to Notes of such series.  Redemption of Notes of any series shall be made in accordance with the terms of such Notes and, to the extent that this Article does not conflict with such terms, in accordance with this Article.

SECTION 4.02.                                   Notice of Redemption; Selection of Notes.  In case the Company shall desire to exercise the right to redeem all, or, as the case may be, any part of a series of Notes pursuant to Section 4.01, the Company shall fix a date for redemption and the Company, or, at the Company’s request, the Trustee in the name of and at the expense of the Company, shall mail a notice of such redemption at least 15 and not more than 30 days prior to the date fixed for redemption to the Holders of Notes so to be redeemed as a whole or in part at their last addresses as the same appear on the Notes Register.  Such mailing shall be by first class mail.  The notice if mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice.  In any case, failure to give such notice by mail or any defect in the notice to the Holder of any Note designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Note.

Notice of redemption shall be given in the name of the Company and shall specify the date fixed for redemption, the redemption price at which Notes of any series are to be redeemed, the Place of Payment (which shall be at the offices or agencies to be maintained by the Company pursuant to Section 5.02), that payment of the redemption price will be made upon presentation and surrender of such Notes, that interest accrued to the date fixed for redemption will be paid as specified in said notice, that on and after said date interest thereon or on the portions thereof to be redeemed will cease to accrue, and the Section of this Indenture pursuant to which Notes will be redeemed.  In case less than all Notes of any series are to be redeemed, the notice of redemption shall also identify the particular Notes to be redeemed as a whole or in part, as selected by the Trustee in accordance with this Section 4.02.  In case any Note is to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed and shall state that on and after the date fixed for redemption, upon surrender of such Note, a new Note or Notes of such series in aggregate principal amount equal to the unredeemed portion thereof will be issued without charge to the Holder.

If less than all the Notes of any series are to be redeemed, the Company shall give the Trustee notice, at least 25 days (or such shorter period acceptable to the Trustee) in advance of the date fixed for redemption, as to the aggregate principal amount of Notes to be redeemed.  Notes may be redeemed in part in multiples equal to the minimum authorized denomination for Notes of such series or any multiple thereof.  Thereupon the Trustee shall select, on a pro rata basis (to the nearest integral multiple of $1,000), the Notes or portions thereof to be redeemed, in accordance with the principal amount of Notes registered in the name of each Holder or by lot or by such other means as the Trustee may deem equitable and expedient, and shall as promptly as practicable notify the Company of the Notes or portions thereof so selected.  For this purpose the Trustee may make regulations with regard to the manner in which such Notes may be selected, and regulations so made shall be valid and binding upon all Holders. Notes in denominations in excess of $1,000 may be selected and called for redemption in part only (such part being $1,000 or an integral multiple thereof).  For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Notes of any series shall relate, in the case of any Note redeemed or to be redeemed only in part, to the portion of the principal amount of such Note which has been or is to be redeemed.

No later than one Business Day prior to the date fixed for redemption specified in the notice of redemption given as provided in this Section 4.02, the Company will deposit with the Trustee or with the Paying Agent an amount of money in the currency in which the Notes of such series are payable sufficient to redeem on the date fixed for redemption all the Notes so called for redemption at the appropriate redemption price, together with accrued interest to the date fixed for redemption.

The Trustee shall not mail any notice of redemption of any series of Notes during the continuation of any default in payment of interest on any series of Notes when due or of any Event of Default, except that where notice of redemption with respect to any series of Notes shall have been mailed prior to the occurrence of such default or Event of Default, the Trustee shall redeem such Notes provided funds are deposited with it for such purpose.

SECTION 4.03.                                   Payment of Notes Called for Redemption.  If notice of redemption has been given as herein provided, the Notes or portions of Notes with respect to which such notice has been given shall become due and payable on the date and at the place stated in such notice at the applicable redemption price, together with interest accrued to the date fixed for redemption, and on and after said date (unless the Company shall default in the payment of such Notes or portions thereof at the redemption price, together with interest accrued to said date) interest on the Notes or portions of Notes so called for redemption shall cease to accrue, and such Notes and portions of Notes shall be deemed not to be Outstanding hereunder and shall not be entitled to any benefit under this Indenture except to receive payment of the redemption price, together with accrued interest to the date fixed for redemption.  On presentation and surrender of such Notes at the Place of Payment in said notice specified, the said Notes or the specified portions thereof shall be paid and redeemed by the Company at the applicable redemption price, together with interest accrued thereon to the date fixed for redemption; provided, however, that any installments of interest becoming due on or prior to the date fixed for redemption shall be payable to the Holders of such Notes, or one or more previous Notes evidencing all or a portion of the same debt as that evidenced by such particular Notes, registered as such on the relevant record dates according to their terms and the provisions of Section 3.09.

Upon presentation and surrender of any Note redeemed in part only, with, if the Company or the Trustee so required, due endorsement by, or a written instrument of transfer in form satisfactory to the Company and the Trustee duly executed by, the Holder thereof or his attorney duly authorized in writing, the Company shall execute and the Trustee shall authenticate and deliver to the Holder thereof, at the expense of the Company, a new Note or Notes of the same series having the same interest rate and Stated Maturity and bearing interest from the same date, of any authorized denominations as requested by such Holder, in aggregate principal amount equal to the unredeemed portion of the Note so presented and surrendered.

SECTION 4.04.                                   Exclusion of Certain Securities from Eligibility for Selection for Redemption.  Notes shall be excluded from eligibility for selection for redemption if they are identified by registration and certificate number in a written statement signed by a Responsible Officer of the Company and delivered to the Trustee at least 45 days prior to the last date on which notice of redemption may be given as being owned of record and beneficially by, and not pledged or hypothecated by, either (a) the Company or (b) an entity specifically identified in such written statement directly or indirectly controlling or controlled by or under direct or indirect common control with the Company.

SECTION 4.05.                                   Provisions with Respect to any Sinking Funds.  Unless the form or terms of any series of Notes shall provide otherwise, in lieu of making all or any part of any mandatory sinking fund payment with respect to such series of Notes in cash, the Company may at its option (1) deliver to the Trustee for cancellation any Notes of such series theretofore acquired by the Company, or (2) receive credit for any Notes of such series (not previously so credited) acquired by the Company and theretofore delivered to the Trustee for cancellation, then Notes so delivered or credited shall be credited at the applicable sinking fund Redemption Price with respect to the Notes of such series.

On or before the 45th day next preceding each sinking fund Redemption Date, the Company will deliver to the Trustee a certificate signed by the Chief Financial Officer, any Vice President, the Treasurer or any Assistant Treasurer of the Company specifying (i) the portion of the mandatory sinking fund payment to be satisfied by deposit of cash in the currency in which the Notes of such series are payable, by delivery of Notes theretofore purchased or otherwise acquired by the Company (which Notes shall accompany such certificate) and by credit for Notes acquired by the Company and theretofore delivered to the Trustee for cancellation and stating that the credit to be applied has not theretofore been so applied and (ii) whether the Company intends to exercise its right, if any, to make an optional sinking fund payment, and, if so, the amount thereof.  Such certificate shall also state that no Event of Default has occurred and is continuing.  Such certificate shall be irrevocable and upon its delivery the Company shall be obligated to make the payment or payments therein referred to, if any, on or before the next succeeding sinking fund payment date.  In case of the failure of the Company on or before the 45th day next preceding each sinking fund Redemption Date to deliver such certificate (or to deliver the Notes specified in this paragraph), the sinking fund payment due on the next succeeding sinking fund payment date shall be paid entirely in cash (in the currency described above) and shall be sufficient to redeem the principal amount of Notes as a mandatory sinking fund payment, without the option to deliver or credit Notes as provided in the first paragraph of this Section 4.04 and without the right to make an optional sinking fund payment as provided herein.

If the sinking fund payment or payments (mandatory or optional) with respect to any series of Notes made in cash (in the currency described above) shall exceed the minimum authorized denomination set forth in an Officers’ Certificate pursuant to Section 3.01 or the equivalent in the currency in which the Notes of such series are payable (or a lesser sum if the Company shall so request), unless otherwise provided by the terms of such series of Notes, said cash shall be applied by the Trustee on the sinking fund Redemption Date with respect to Notes of such series at the applicable sinking fund Redemption Price with respect to Notes of such series, together with accrued interest, if any, to the date fixed for redemption, with the effect provided in Section 4.03.  The Trustee shall select, in the manner provided in Section 4.02, for redemption on such sinking fund Redemption Date a sufficient principal amount of Notes of such series to utilize said cash and shall thereupon cause notice of redemption of the Notes of such series for the sinking fund to be given in the manner provided in Section 4.02 (and with the effect provided in Section 4.03) for the redemption of Notes in part at the option of the Company.  Notes of any series which are identified by registration and certificate number in an Officers’ Certificate at least 45 days prior to the sinking fund Redemption Date as being beneficially owned by, and not pledged or hypothecated by, the Company or an entity directly or indirectly controlling or controlled by or under direct or indirect common control with the Company shall be excluded from Notes of such series eligible for selection for redemption.  Any sinking fund moneys not so applied or allocated by the Trustee to the redemption of Notes of such series shall be added to the next cash sinking fund payment with respect to Notes of such series received by the Trustee and, together with such payment, shall be applied in accordance with the provisions of this Section 4.05.  Any and all sinking fund moneys with respect to Notes of any series held by the Trustee at the maturity of Notes of such series, and not held for the payment or redemption of particular Notes of such series, shall be applied by the Trustee, together with other moneys, if necessary, to be deposited sufficient for the purpose, to the payment of the principal of the Notes of such series at maturity.

The Trustee shall not convert any currency in which the Notes of such series are payable for the purposes of such sinking fund application unless previously agreed in writing between the Company and the Trustee, and any such conversion agreed to by the Trustee shall be for the account and at the expense of the Company and shall not affect the Company’s obligation to pay the Holders in the currency to which such Holder is entitled.

No later than one Business Day prior to each sinking fund Redemption Date provided with respect to Notes of any series, the Company shall pay to the Trustee in cash in the currency described above a sum equal to all accrued interest, if any, to the date fixed for redemption on Notes to be redeemed on such sinking fund Redemption Date pursuant to this Section 4.05.

ARTICLE FIVE.

PARTICULAR COVENANTS OF THE COMPANY.

SECTION 5.01.                                   Payment of Principal, Premium and Interest.  The Company will duly and punctually pay or cause to be paid (in the currency in which the Notes of such series are payable) the principal of and premium, if any, and interest on each of the Notes at the place (subject to Section 3.04), at the respective times and in the manner provided in each series of Notes and in this Indenture.

SECTION 5.02.                                   Offices for Notices and Payments, etc.  (a)  So long as the Notes of any series remain Outstanding, the Company will maintain at the Place of Payment, an office or agency where the Notes may be presented for payment, an office or agency where the Notes may be presented for registration of transfer and for exchange as in this Indenture provided, and an office or agency where notices and demands to or upon the Company in respect of the Notes or of this Indenture may be served and shall give the Trustee written notice thereof and any changes in the location thereof.  In case the Company shall at any time fail to maintain any such office or agency, or shall fail to give notice to the Trustee of any change in the location thereof, presentation and demand may be made and notice may be served in respect of the Notes or of this Indenture at the office of the Trustee.

(b)                                 In addition to the office or agency maintained by the Company pursuant to Section 5.02(a), the Company may from time to time designate one or more other offices or agencies where the Notes may be presented for payment and presented for registration of transfer and for exchange in the manner provided in this Indenture, and the Company may from time to time rescind such designations, as the Company may deem desirable or expedient; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligation to maintain such office and agency at the Place of Payment, for the purposes abovementioned.  The Company will give to the Trustee prompt written notice of (i) any such designation or rescission thereof and (ii) the location of any such office or agency outside the Place of Payment and of any change of location thereof.

SECTION 5.03.                                   Appointments to Fill Vacancies in Trustee’s Office.  The Company, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 8.09, a Trustee, so that there shall at all times be a Trustee hereunder.

SECTION 5.04.                                   Provisions as to Paying Agent.  (a) (1) Whenever the Company shall have one or more Paying Agents for any series of Notes, it will, no later than 10:00 a.m., City of Toronto time, on each due date of the principal of (and premium, if any) or interest on any Notes of such series, deposit with a Paying Agent a sum sufficient to pay such amount becoming due and (unless such Paying Agent is the Trustee) the Company will promptly notify the Trustee of its action or failure so to act.

(2)                                 The Company will cause each Paying Agent other than the Trustee to execute and deliver to the Trustee an instrument in which such Paying Agent shall agree with the Trustee, subject to the provisions of this Section, that such Paying Agent will during the continuance of any default by the Company (or any other obligor upon any series of Notes) in the making of any payment in respect of the Notes of such series, upon the written request of the Trustee, forthwith pay to the Trustee all sums held in trust by such Paying Agent as such.

(b)                                 If the Company shall act as its own Paying Agent, it will, on or prior to each due date of the principal of and premium, if any, or interest on Notes of any series, set aside, segregate and hold in trust for the benefit of the Holders of such Notes a sum sufficient to pay such principal and premium, if any, or interest so becoming due and will notify the Trustee of any failure to take such action and of any failure by the Company (or by any other obligor on such series of Notes) to make any payment of the principal of and premium, if any, or interest on the Notes when the same shall become due and payable.

(c)                                  Anything in this Section 5.04 to the contrary notwithstanding, the Company may, at any time, for the purpose of obtaining a satisfaction and discharge of this Indenture with respect to any or all series of Notes then Outstanding, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust by the Company, or any Paying Agent hereunder, as required by this Section 5.04, such sums to be held by the Trustee upon the trusts herein contained.

(d)                                 Any moneys deposited with or paid to the Trustee or any paying agent for payment of the principal of and premium, if any, or interest on Notes and not applied but remaining unclaimed by the Holders of Notes for two years after the date upon which the principal of and premium, if any, or interest on such Notes, as the case may be, shall have become due and payable, shall be repaid to the Company by the Trustee or such paying agent on demand; and the Holder of any of the Notes entitled to receive such payment shall thereafter look only to the Company for any payment thereof.

(e)                                  Upon the Paying Agent’s reasonable request therefor, the Company will (a) provide the Paying Agent with any information in its possession the Paying Agent reasonably requires to perform its duties as a paying agent or as required by applicable law or (b) assist the Paying Agent (to the extent necessary and it is commercially reasonable for the Company to do so) to obtain information, in each case to the extent such information is required by the Paying Agent to comply with its tax reporting and withholding obligations under applicable law with respect to payments to be made to Holders pursuant to this Indenture, unless, in each case, the Company is prohibited from doing so by law or an obligation of confidentiality by which the Company is bound.

SECTION 5.05.                                   Corporate Existence.

Subject to Article Twelve, the Company shall do or cause to be done all things necessary to preserve and keep in full force and effect (i) the corporate existence of the Company and (ii) the rights, licenses and franchises of the Company; provided, however, that the Company shall not be required to preserve any such right, license or franchise of the Company if the Board of Directors of the Company determines that the preservation thereof is no longer desirable in the conduct of the business of the Company and that the loss thereof will not be disadvantageous in any material respect to the Holders.

SECTION 5.06.                                   Maintenance of Properties.

The Company will cause all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that nothing in this Section shall prevent the Company from discontinuing the operation and maintenance of any of its properties if such discontinuance is, in the judgment of the Board of Directors of the Company desirable in the conduct of its business.

SECTION 5.07.                                   Payment of Taxes and Other Claims.  The Company will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (1) all material taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such material tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

SECTION 5.08.                                   Certificate to Trustee.  So long as the Notes of any series remain Outstanding, the Company will deliver to the Trustee on or before 120 days after the end of each fiscal year an Officers’ Certificate stating that in the course of the performance by the signers of their duties as officers of the Company, they would normally have knowledge of any default by the Company in the performance or fulfillment or observance of any covenants or agreements contained herein during the preceding fiscal year, stating whether or not they have knowledge of any such default and, if so, specifying each such default of which the signers have knowledge and the nature thereof.  The Officers’ Certificate delivered pursuant to this Section 5.08 need not comply with Section 15.05.

SECTION 5.09.                                   Waivers of Covenants.  Anything in this Indenture to the contrary notwithstanding, the Company may fail or omit, in respect of any series of Notes, and in any particular instance, to comply with a covenant, agreement or condition contained in clause (ii) of Section 5.05 and Sections 5.06 and 5.07 and, if expressly provided pursuant to Section 3.01, any additional covenants applicable to the Notes of such series, if the Company shall have obtained and filed with the Trustee before or after the time for such compliance the consent in writing of the Holders of more than 50% in aggregate principal amount of the Notes of such series at the time Outstanding, either waiving such compliance in such instance or generally waiving compliance with such covenant or condition, but no such waiver shall extend to or affect any obligation not expressly waived nor impair any right consequent thereon and, until such waiver shall become effective, the obligations of the Company and the duties of the Trustee in respect of any such covenant or condition shall remain in full force and effect.

ARTICLE SIX.

HOLDERS’ LISTS AND REPORTS BY THE COMPANY
AND THE TRUSTEE.

SECTION 6.01.                                   Holders’ Lists.  The Company covenants and agrees that it will furnish or cause to be furnished to the Trustee, not more than 15 days after each Regular Record Date with respect to the Notes of any series, and at such other times as the Trustee may request in writing, within 30 days after receipt by the Company of any such request, a list in such form as the Trustee may reasonably require of the names and addresses of the Holders of Notes of such series as of a date not more than 15 days prior to the time such information is furnished; provided, however, that no such list with respect to any particular series of Notes need be furnished at any such time if the Trustee is in possession thereof by reason of its acting as the Note registrar for such series designated under Section 3.07 or otherwise.

SECTION 6.02.                                   Preservation and Disclosure of Lists.  The Trustee shall preserve, in as current a form as is reasonably practicable, all information as to the names and addresses of the Holders of Notes contained in the most recent list furnished to it as provided in Section 6.01 or received by the Trustee in the capacity of the Note registrar (if so acting) under Section 3.07.  The Trustee may destroy any list furnished to it as provided in Section 6.01 upon receipt of a new list so furnished.

SECTION 6.03.                                   Reports by the Company.  The Company agrees to file with the Trustee, within 15 days after the Company is required to file the same with the Securities and Exchange Commission (the “Commission”) or with the applicable Canadian securities regulatory authorities, copies of the annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission or the applicable Canadian securities regulatory authorities, as applicable, may from time to time by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or pursuant to National Instrument 51-102 — Continuous Disclosure Obligations (or any successor instrument thereto, “NI 51-102”) accounting for any extensions of the time required for such filing granted by the applicable Canadian securities regulatory authorities; or, if the Company is not required to file information, documents or reports pursuant to either of said Sections or instrument, then it shall file with the Trustee and the Commission, in accordance with rules and regulations prescribed from time by the Commission, such of the supplementary and periodic information, documents and reports which may be required pursuant to Section 13 of the Exchange Act in respect of a security listed and registered on a national securities exchange as may be prescribed from time to time in such rules and regulations. Any such information, documents or reports filed by the Company with the Commission pursuant to Section 13 or 15(d) of the Exchange Act on the Commission’s EDGAR system or on Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (the website of which is accessible at www.sedar.com) or any successor system, shall be deemed filed with the Trustee. Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee’s receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to conclusively rely exclusively on an Officers’ Certificate).

ARTICLE SEVEN.

REMEDIES OF THE TRUSTEE AND HOLDERS
ON EVENT OF DEFAULT.

SECTION 7.01.                                   Events of Default.  Event of Default, with respect to the Notes of any series, wherever used herein, means any one of the following events (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body), unless such event is either inapplicable to a particular series or it is specifically deleted or modified pursuant to the Officers’ Certificate, Board Resolution or supplemental indenture establishing the terms of such series of Notes pursuant to this Indenture:

(a)                                 default in the payment of any installment of interest upon any Note of such series as and when the same shall become due and payable, and continuance of such default for a period of 30 days; or

(b)                                 default in the payment of the principal of and premium, if any, on any Note of such series as and when the same shall become due and payable either at maturity, upon redemption, by declaration of acceleration or otherwise; or

(c)                                  default in the payment or satisfaction of any sinking fund payment or analogous obligation, if any, with respect to the Notes of such series as and when the same shall become due and payable by the terms of the Notes of such series; or

(d)                                 failure on the part of the Company duly to observe or perform any of the covenants, warranties or agreements on the part of the Company in respect of the Notes of such series in this Indenture (other than a covenant, warranty or agreement a default in whose performance or whose breach is elsewhere in this Section specifically dealt with) continued for a period of 75 days after the date on which written notice of such failure, specifying such failure and requiring the same to be remedied, shall have been given to the Company by the Trustee, by registered mail, or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Notes of such series; or

(e)                                  a default (which shall not have been cured or waived) in the payment of principal on any other obligation for borrowed money of the Company (excluding any Non-Recourse Indebtedness) when due, including with respect to any other series of Notes issued or hereafter issued pursuant to this Indenture, beyond any period of grace with respect thereto, or an acceleration of the maturity thereof if (i) the aggregate principal amount of any such obligation is in excess of $150,000,000 and (ii) the default in such payment is not being contested by the Company in good faith and by appropriate proceedings, such indebtedness (other than indebtedness due upon acceleration) is not discharged or such acceleration is not rescinded or annulled, in each case, within 30 days after there shall have been given to the Company by the Trustee or to the Company and the Trustee by the Holders of not less than 25% in aggregate principal amount of the Notes of such series at the time Outstanding a written notice specifying such default and requiring it to be remedied and stating that such notice is a “Notice of Default” hereunder; or

(f)                                   a decree or order by a court having jurisdiction in the premises shall have been entered adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization of the Company under the Canadian Bankruptcy Laws or any other bankruptcy, insolvency or analogous laws, and such decree or order shall have continued undischarged and unstayed for a period of 60 days; or a decree or order of a court having jurisdiction in the premises for the appointment of a receiver or liquidator or trustee or assignee or other similar official in bankruptcy or insolvency of the Company or of all or substantially all of its property, or for the winding up or liquidation of its affairs, shall have been entered, and such decree or order shall have continued undischarged and unstayed for a period of 60 days; or

(g)                                  the Company shall institute proceedings to be adjudicated a voluntary bankrupt, or shall consent to the filing of a bankruptcy proceeding against it, or shall file a petition or answer or consent seeking an arrangement or a reorganization under the Canadian Bankruptcy Laws or any other bankruptcy, insolvency or analogous laws, or shall consent to the filing of any such petition, or shall consent to the appointment of a receiver or liquidator or trustee or assignee or other similar official in bankruptcy or insolvency of it or of all or substantially all of its property, or shall make an assignment for the benefit of creditors, or shall admit in writing its inability to pay its debts generally as they become due; or

(h)                                 any other Event of Default provided in the supplemental indenture under which such series of Notes is issued or in the form of Note for such series;

then and in each and every such case, so long as such Event of Default with respect to any series of Notes for which there are Notes Outstanding occurs and is continuing and shall not have been remedied or waived to the extent permitted by the terms of this Indenture, unless the principal of all of the Notes of such series shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding Notes of such series, by notice in writing to the Company (and to the Trustee if given by Holders), may declare the principal (or, if the Notes of that series are Original Issue Discount Notes, such portion of the principal amount as may be specified in the terms of that series) of all the Notes of such series and the interest accrued thereon to be due and payable immediately, and upon any such declaration the same shall become and shall be immediately due and payable, anything in this Indenture or in the Notes of such series contained to the contrary notwithstanding.  This provision, however, is subject to the condition that if, at any time after the principal of the Notes of such series shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Company shall pay or shall deposit with the Trustee a sum sufficient to pay in the currency in which the Notes of such series are payable all matured installments of interest upon all of the Notes and the principal of and premium, if any, on any and all Notes of such series which shall have become due otherwise than by such declaration (with interest on overdue installments of interest to the extent that payment of such interest is enforceable under applicable law and on such principal and premium, if any, at the rate borne by the Notes of such series or as otherwise provided in the form of Note for such series, to the date of such payment or deposit) and the expenses of the Trustee (subject to Section 8.06), and any and all Events of Default under this Indenture, other than the nonpayment of principal of and accrued interest on Notes of such series which shall have become due by such declaration, shall have been cured or shall have been waived in accordance with Section 7.07 or provision deemed by the Trustee to be adequate shall have been made therefor — then and in every such case the Holders of at least a majority in aggregate principal amount of the Notes of such series then Outstanding, by written notice to the Company and to the Trustee, may rescind and annul such declaration and its consequences; but no such rescission and annulment shall extend to or shall affect any subsequent default, or shall impair any right consequent thereon.

In case the Trustee or any Holders shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned because of such rescission and annulment or for any other reason or shall have been determined adversely to the Trustee, then and in every such case the Company, the Trustee and the Holders shall be restored respectively to their several positions and rights hereunder, and all rights, remedies and powers of the Company, the Trustee and the Holders shall continue as though no such proceeding had been taken.

SECTION 7.02.                                   Payment of Notes Upon Default; Suit Therefor.  The Company covenants that

(a)                                 in case default shall be made in the payment of any installment of interest upon any Note of any series as and when the same shall become due and payable, and such default shall have continued for a period of 30 days, or

(b)                                 in case default shall be made in the payment of the principal of and premium, if any, on any Note of any series as and when the same shall have become due and payable, whether at maturity of the Note or upon redemption or by declaration or otherwise, or

(c)                                  in case default shall be made in the making or satisfaction of any sinking fund payment or analogous obligation with respect to the Notes of any series when the same becomes due by the terms of the Notes of any series, then, upon demand of the Trustee, the Company will pay to the Trustee, for the benefit of the Holders (or Holders of Notes of any such series in the case of clause (c) above), the whole amount that then shall have become due and payable on any such Note (or Notes of any such series in the case of clause (c) above) for principal and premium, if any, or interest, or both, as the case may be, with interest upon the overdue principal and premium, if any, and (to the extent that payment of such interest is enforceable under applicable law) upon the overdue installments of interest at the rate borne by the Notes of such series or as otherwise provided in the form of Note of such series; and, in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including a reasonable compensation to the Trustee, its agents, attorneys and counsel, and any expenses or liabilities incurred and advances made by the Trustee, except compensation or advances arising, or expenses or liabilities incurred, as a result of the Trustee’s negligence or bad faith.

Until such demand is made by the Trustee, the Company may pay the principal of and premium, if any, and interest on the Notes of any series to the Persons entitled thereto, whether or not the principal of and premium, if any, and interest on the Notes of such series are overdue.

In case the Company shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any actions or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceeding to judgment or final decree, and may enforce any such judgment or final decree against the Company or any other obligor on such Notes and collect, in the manner provided by law out of the property of the Company or any other obligor on such Notes wherever situated, the moneys adjudged or decreed to be payable.  If any Event of Default with respect to any series of Notes occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Notes of such series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

In case there shall be pending proceedings for the bankruptcy or for the reorganization of the Company or any other obligor on the Notes of any series under the Canadian Bankruptcy Laws or any other applicable law, or in case a receiver or trustee shall have been appointed for the property of the Company or such other obligor, or in the case of any other similar judicial proceedings relative to the Company or other obligor upon the Notes of any series, or to the creditors or property of the Company or such other obligor, the Trustee, irrespective of whether the principal of the Notes of such series shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section 7.02, shall be entitled and empowered by intervention in such proceedings or otherwise,

(a)                                 to file and prove a claim or claims for the whole amount of principal and interest owing and unpaid in respect of the Notes of such series, and, in case of any judicial proceedings, to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the Holders of the Notes of such series allowed in such judicial proceedings relative to the Company or any other obligor on such Notes, its or their creditors, or its or their property,

(b)                                 unless prohibited by applicable law and regulations, to vote on behalf of the Holders of any Notes of any series in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or person performing similar functions in comparable proceedings, and

(c)                                  to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute the same after the deduction of its charges and expenses;

and any receiver, assignee or trustee in bankruptcy or reorganization is hereby authorized by each of the Holders of the Notes of such series to make such payments to the Trustee, and, in the event that the Trustee shall consent to the making of such payments directly to such Holders, to pay to the Trustee such amount as shall be sufficient to cover reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred and advances made by the Trustee except compensation or advances arising, or expenses or liabilities incurred, as a result of the Trustee’s negligence or bad faith.

Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept, or adopt on behalf of any Holder any plan or reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder (except, as aforesaid, for the election of a trustee in bankruptcy or other Person performing similar functions) in any such proceeding.

All rights of action and of asserting claims under this Indenture, or under any of the Notes of any series, may be enforced by the Trustee without the possession of any of such Notes, or the production thereof on any trial or other proceeding relative thereto, and any such suit or proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall be for the ratable benefit of the Holders of the Notes of such series in respect of which such judgment has been recovered.

In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party), the Trustee shall be held to represent all the Holders of the Notes in respect to which such action was taken, and it shall not be necessary to make any Holders of such Notes parties to any such proceedings.

SECTION 7.03.                                   Application of Moneys Collected by Trustee.  Any moneys collected by the Trustee pursuant to Section 7.02 shall be applied in the order following, at the date or dates fixed by the Trustee for the distribution of such moneys, upon presentation of the Notes of such series, and stamping thereon the payment, if only partially paid, and upon surrender thereof, if fully paid:

FIRST:                                                        To the payment of costs and expenses of collection and reasonable compensation to the Trustee, its agents, attorneys and counsel, and of all other expenses and liabilities incurred, and all advances made, by the Trustee except compensation or advances arising, or expenses or liabilities incurred, as a result of its negligence or bad faith, and any other amounts owing the Trustee under Section 8.06;

SECOND:                                         In case the principal of the Notes of such series shall not have become due and be unpaid, to the payment of interest on such Notes, in the order of the maturity of the installments of such interest, with interest (to the extent that such interest has been collected by the Trustee) upon the overdue installments of interest at the rate borne by such Notes, such payments to be made ratable to the Persons entitled thereto;

THIRD:                                                   In case the principal of the Notes of such series shall have become due, by declaration or otherwise, to the payment of the whole amount then owing and unpaid upon such Notes for principal and premium, if any, and interest, with interest on the overdue principal and premium, if any, and (to the extent that such interest has been collected by the Trustee) upon overdue installments of interest at the rate borne by such Notes; and in case such moneys shall be insufficient to pay in full the whole amounts so due and unpaid upon such Notes, then, to the payment of such principal and premium, if any, and interest without preference or priority of principal and premium, if any, over interest, or of interest over principal and premium, if any, or of any installment of interest over any other installment of interest, or of any Note of such series over any other such Note, ratably to the aggregate of such principal and premium, if any, and accrued and unpaid interest;

FOURTH:                                        To the payment of any surplus then remaining to the Company, its successors or assigns, or to whomsoever may be lawfully entitled to receive the same.

SECTION 7.04.                                   Proceedings by Holders.  No Holder of any Note of any series shall have any right by virtue of or by availing of any provision of this Indenture to institute any suit, action or proceeding in equity or at law or in bankruptcy or otherwise upon or under or with respect to this Indenture or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of default and of the continuance thereof, as hereinbefore provided, and unless also the Holders of not less than 25% in aggregate principal amount of the Notes of such series then Outstanding shall have made written request upon the Trustee to institute such action, suit or proceeding in its own name as Trustee hereunder and shall have offered to the Trustee such indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby, and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding (and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 7.07), it being understood and intended, and being expressly covenanted by the taker and Holder of every Note of every series with every other taker and Holder and the Trustee, that no one or more Holders of Notes shall have any right in any manner whatever by virtue of or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other Holder of such Notes, or to obtain or seek to obtain priority over or preference to any other such Holder, or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders of Notes.

SECTION 7.05.                                   Proceedings by Trustee.  In case of an Event of Default hereunder the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture and any security that may be subsequently delivered in connection therewith by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect, including (if applicable) the appointment of a national receiver as defined and provided under Canadian Bankruptcy Laws, and enforce any of such rights, either by suit in equity or by action at law or by proceeding in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture, or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

SECTION 7.06.                                   Remedies Cumulative and Continuing.  All powers and remedies given by this Article Seven to the Trustee or to the Holders shall, to the extent permitted by law, be deemed cumulative and not exclusive of any thereof or of any other powers and remedies available to the Trustee or the Holders, by judicial proceedings or otherwise, to enforce the performance or observance of the covenants and agreements contained in this Indenture, and no delay or omission of the Trustee or of any Holder to exercise any right or power accruing upon any default occurring and continuing as aforesaid shall impair any such right or power, or shall be construed to be a waiver of any such default or an acquiescence therein; and, subject to the provisions of Section 7.04, every power and remedy given by this Article Seven or by law to the Trustee or to the Holders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Holders.

SECTION 7.07.                                   Direction of Proceedings and Waiver of Defaults by Majority of Holders.  The Holders of a majority in aggregate principal amount of the Outstanding Notes of any series shall, subject to Section 8.02(d), have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Notes by this Indenture; provided, however, that the Trustee shall have the right to decline to follow any such direction if the Trustee shall determine upon advice of counsel that the action or proceeding so directed may not lawfully be taken or would be materially and unjustly prejudicial to the rights of Holders not joining in such direction or if the Trustee in good faith by its board of directors or trustees, executive committee, or a trust committee of directors or trustees and/or Responsible Officers shall determine that the action or proceeding so directed would involve the Trustee in personal liability or if the Trustee in good faith shall so determine that the actions or forbearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders of the Notes of all series not joining in the giving of said direction, it being understood that the Trustee shall have no duty to ascertain whether or not such actions or forbearances are unduly prejudicial to such Holders.  The Trustee may take any other action deemed proper by the Trustee not inconsistent with such direction.

The Holders of a majority in aggregate principal amount of the Outstanding Notes of any series may on behalf of the Holders of all the Notes of such series waive any past default or Event of Default hereunder and its consequences except a default in the payment of principal of or premium, if any, or interest on such Notes, or a default in respect of a covenant or provision hereof which under Article Eleven cannot be modified or amended without the consent of the Holder of each Outstanding Note of such series affected.  Upon any such waiver the Company, the Trustee and the Holders of such Notes shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.  Whenever any default or Event of Default shall have been waived as permitted by this Section 7.07, said default or Event of Default shall for all purposes of the Notes and this Indenture be deemed to have been cured and to be not continuing.

SECTION 7.08.                                   Notice of Defaults.  Only where it has received written notice of default, the Trustee shall give the Holders notice of any default hereunder; provided, however, that in the case of any default of the character specified in Section 7.01(d), no such notice to Holders shall be given until at least 75 days after the occurrence thereof.  For the purpose of this Section, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default.

SECTION 7.09.                                   Undertaking to Pay Costs.  In any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, a court may require any party litigant in such suit to file an undertaking to pay the costs of such suit, and may assess costs against any such party litigant; provided that this Section shall not be deemed to authorize any court to require such an undertaking or to make such an assessment in any suit instituted by the Company.

SECTION 7.10.                                   Unconditional Right of Holders to Receive Principal, Premium and Interest.  Notwithstanding any other provision in this Indenture, the Holder of any Note shall have the rights, which are absolute and unconditional, to receive payment of the principal of, premium, if any, and (subject to Section 3.09) interest on such Note on the respective Stated Maturities expressed in such Note (or in the case of redemption or repayment, on the date for redemption or repayment, as the case may be) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.

ARTICLE EIGHT.

CONCERNING THE TRUSTEE.

SECTION 8.01.                                   Duties and Responsibilities of Trustee.  The Trustee shall exercise such of the rights and powers vested in it by this Indenture and use the same degree of care and skill in its exercise, as a prudent trustee would exercise or use under comparable circumstances.  No implied covenants or obligations shall be read into this Indenture against the Trustee, and no provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder, or in the exercise of any of its rights or powers.  Whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

SECTION 8.02.                                   Reliance on Documents, Opinions, etc.  Subject to the provisions of Section 8.01,

(a)                                 the Trustee may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, note or other paper document believed by it to be genuine and to have been signed or presented by the proper party or parties;

(b)                                 any request, direction, order or demand of the Company mentioned herein shall be sufficiently evidenced by an Officers’ Certificate (unless otherwise evidence in respect thereof be herein specifically prescribed); and any resolution of the Board of Directors may be evidenced to the Trustee by a copy thereof certified by the Secretary or an Assistant Secretary of the Company;

(c)                                  the Trustee may consult with counsel and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken or omitted by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

(d)                                 the Trustee shall be under no obligation to exercise any of the rights or powers vested in it by this Indenture at the request, order or direction of any of the Holders unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which may be incurred therein or thereby;

(e)                                  the Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by this Indenture or for any action it takes or omits to take in accordance with directions of Holders relating to the time, method and place of conducting any proceeding for any remedy or the exercising of any trust or power conferred on the Trustee;

(f)                                   the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, bond, debenture, note, or other paper or document, unless requested in writing to do so by the Holders of not less than a majority in principal amount of such Notes then Outstanding; provided, however, that the reasonable expenses of every such investigation shall be paid by the Company or, if paid by the Trustee, shall be repaid by the Company upon demand; and provided, further, that if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require indemnity against such expenses or liabilities as a condition to so proceeding;

(g)                                  the Trustee shall be entitled to treat any communication received through Electronic Methods from a person purporting to be (and whom such Trustee, acting reasonably, believes in good faith to be) the authorized representative of the Company, as sufficient instructions and authority of the Company for the Trustee to act and shall have no duty to verify or confirm that person is so authorized except under circumstances in which the Trustee engages in fraudulent activity, wilful misconduct or gross negligence. The Trustee shall have no liability for any losses, liabilities, costs or expenses incurred by it as a result of such reliance upon or compliance with such instructions or directions except in the case of its own fraud, wilful misconduct or gross negligence. The Company agrees: (i) to assume all risks arising out of the use of such electronic methods to submit instructions and directions to the Trustee, including without limitation the risk of the Trustee acting on unauthorized instructions, and the risk of interception and misuse by third parties; (ii) that it is fully informed of the protections and risks associated with the various methods of transmitting instructions to the Trustee and that there may be more secure methods of transmitting instructions than the method(s) selected by the Company; and (iii)  that the security procedures (if any) to be followed in connection with its transmission of instructions provide to it a commercially reasonable degree of protection in light of its particular needs and circumstances; provided that, with respect to the entirety of this Section 8.02(g), the Company will not assume risks or liability arising as a result of the Trustee’s fraud, wilful misconduct or gross negligence.

(h)                                 the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys, and the Trustee shall not be liable or responsible for any misconduct, bad faith or negligence on the part of any agent or attorney appointed with due care by it hereunder;

(i)                                     the Trustee shall not be deemed to have knowledge of any default or Event of Default unless a Responsible Officer of the Trustee has received written notice thereof, other than, so long as the Trustee is the Paying Agent, the failure of the Company to make a payment on account of principal or interest;

(j)                                    the permissive rights of the Trustee enumerated herein shall not be construed as duties;

(k)                                 the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts;

(l)                                     in no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including without limitation strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of god, and interruptions, loss or malfunctions of utilities, communications or computers (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances;

(m)                             in order to comply with applicable tax laws (inclusive of rules, regulations and interpretations promulgated by competent authorities) related to the Indenture and the Notes in effect from time to time (“Applicable Law”) that a foreign financial institution, issuer, trustee, paying agent, or other party is or has agreed to be subject to, the Company agrees (i) to provide to the Trustee sufficient information about the parties and/or transactions (including any modification to the terms of such transactions) so the Trustee can determine whether it has any tax related obligations under Applicable Law, (ii) that the Trustee shall be entitled to make any withholding or deduction from payments to the extent necessary to comply with Applicable Law for which it shall not have any liability, and (iii) to hold harmless the Trustee for any losses it may suffer due to the actions it takes to comply with such Applicable Law (the terms of this subsection shall survive the termination of this Indenture);

(n)                                 the rights, privileges, protections, immunities and benefits given to the Trustee, including, without limitation, its right to be indemnified, are extended to, and shall be enforceable by, the Trustee in each of its capacities hereunder, and each agent, custodian and other Person employed to act hereunder; and

(o)                                 in no event shall the Trustee be responsible or liable for special, indirect, consequential loss or punitive damages of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.

SECTION 8.03.                                   No Responsibility for Recitals, etc.  The recitals contained herein and in the Notes (except in the Trustee’s certificate of authentication) shall be taken as the statements of the Company, and the Trustee assumes no responsibility for the correctness of the same.  The Trustee makes no representations as to the validity or sufficiency of this Indenture or of the Notes of any series.  The Trustee represents that it is duly authorized to execute and deliver this Indenture and perform its obligations hereunder.  Neither the Trustee nor the Authenticating Agent shall be accountable for the use or application by the Company or any Notes or the proceeds of any Notes authenticated and delivered by the Trustee in conformity with the provisions of this Indenture.

SECTION 8.04.                                   Trustee and Agents May Own Notes.  The Trustee, any Paying Agent, or any agent of the Trustee or the Company under this Indenture, in its individual or any other capacity, may become the owner or pledgee of Notes of any series with the same rights it would have if it were not Trustee or such agent and may otherwise deal with the Company and receive, collect, hold, and retain collections from the Company with the same rights it would have if it were not the Trustee or such agent.

SECTION 8.05.                                   Moneys to be Held in Trust.  Subject to the provisions of Section 5.04(d), all moneys received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated from other funds except to the extent required by law.  Neither the Trustee nor any Paying Agent shall be under any liability for interest on any moneys received by it hereunder except such as it may agree in writing with the Company to pay thereon.  So long as no Event of Default with respect to the Notes of any series shall have occurred and be continuing, all interest allowed on any such moneys shall be paid from time to time upon the written order of the Company, signed by its President, its Chief Financial Officer, any Vice President, its Treasurer or an Assistant Treasurer.

SECTION 8.06.                                   Compensation and Expenses of Trustee.  The Company covenants and agrees to pay to the Trustee from time to time, and the Trustee shall be entitled to, reasonable compensation (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust), and the Company will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and all persons not regularly in its employ and any amounts paid by the Trustee to any Authenticating Agent pursuant to Section 8.12) except any such expense, disbursement or advance as may arise from its negligence or bad faith.  The Company also covenants to indemnify the Trustee and its directors, officers, employees and agents, for, and to hold it harmless against, any claim, loss, liability or expense incurred without negligence or bad faith on the part of the Trustee and arising out of or in connection with the acceptance or administration of this trust, or the performance of its duties hereunder, including the current payment of all costs and expenses of defending itself against any claim of liability in the premises.  The obligations of the Company under this Section 8.06 to compensate and indemnify the Trustee and to pay or reimburse the Trustee for expenses, disbursements and advances shall constitute additional indebtedness hereunder.  Such additional indebtedness shall be secured by a lien prior to that of the Notes upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the Holders of particular Notes.  When the Trustee incurs expenses (including the reasonable charges and expenses of its counsel) or renders services in connection with an Event of Default specified in Section 7.01(f) or Section 7.01(g), to the extent that such expenses and services are incurred or rendered on or subsequent to the commencement of any insolvency proceeding in Canada in respect of the Company, such expenses and compensation for the services are intended to constitute post-filing obligations that should not be compromised. The provisions of this Section shall survive the termination of this Indenture and the resignation or removal of the Trustee.

SECTION 8.07.                                   Officers’ Certificate as Evidence.  Whenever in the administration of the provisions of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an Officers’ Certificate delivered to the Trustee, and such Certificate, in the absence of negligence or bad faith on the part of the Trustee, shall be full warrant to the Trustee for any action taken or omitted by it under the provisions of this Indenture upon the faith thereof.

SECTION 8.08.                                   Eligibility of Trustee.  There shall at all times be a Trustee with respect to each series of Notes hereunder which shall be a corporation organized under the Federal laws of Canada and doing business under the laws of the Province of Ontario and any other jurisdictions as may be necessary to enable it to act as a trustee hereunder and be authorized under such laws to exercise trust powers, controlled by a corporation having a combined capital and surplus of at least $50,000,000 and be subject to supervision or examination by Canadian federal or provincial authority.  The Trustee represents and warrants to the Company and the Holders that there is no material conflict of interest between its role as fiduciary hereunder and its role in any other capacity. If at any time a material conflict of interest exists in the Trustee’s role as a fiduciary hereunder, the Trustee shall, within 90 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.09. In case at any time the Trustee with respect to any series of Notes shall cease to be eligible in accordance with the provisions of this Section 8.08, such Trustee shall resign immediately in the manner and with the effect specified in Section 8.09.

SECTION 8.09.                                   Resignation or Removal of Trustee.  (a)  The Trustee may at any time resign with respect to any series of Notes by giving written notice by first class mail of such resignation to the Company and to the Holders of such series of Notes at their addresses as they shall appear on the Note Register.  Upon receiving such notice of resignation, the Company shall promptly appoint a successor trustee with respect to such series by written instrument, in duplicate, executed by order of the Board of Directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee.  If no successor trustee with respect to such series shall have been so appointed and have accepted appointment within 60 days after the mailing of such notice of resignation to the Holders, the resigning Trustee may, at the expense of the Company, petition any court of competent jurisdiction for the appointment of a successor trustee, or any Holder of such series of Notes who has been a bona fide Holder of a Note or Notes of such series for at least six months may, subject to the provisions of Section 7.09, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee with respect to such series.  Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint such successor trustee.

(b)                                 In case at any time any of the following shall occur—

(1)                                 the Trustee shall cease to be eligible in accordance with the provisions of Section 8.08 and shall fail to resign after written request therefor by the Company or by any such Holder of a note of such series, or

(2)                                 the Trustee shall become incapable of acting with respect to any series of Notes, or shall be adjudged a bankrupt or insolvent, or a receiver of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation, then, in any such case, the Company, by or pursuant to a Board Resolution, may remove the Trustee with respect to such series and appoint a successor trustee for such series or, subject to the provisions of Section 7.09, any Holder who has been a bona fide Holder of a Note or Notes of such series for at least six months may, on behalf of himself and all others similarly situated, petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee with respect to such series.  Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove such Trustee and appoint such successor trustee.

(c)                                  The Holders of a majority in aggregate principal amount of the Outstanding Notes of any series may at any time remove the Trustee with respect to such series by delivering to the Trustee so removed, to the successor trustee so appointed and to the Company the evidence provided for in Section 9.01 of the action in that regard taken by the Holders, and nominate a successor Trustee which shall be deemed appointed as successor Trustee unless within ten days after such nomination the Company objects thereto, in which case the Trustee so removed or any Holder of a Note or Notes of such series, upon the terms and conditions and otherwise as in subsection (a) of this Section 8.09 provided, may petition any court of competent jurisdiction for an appointment of a successor Trustee with respect to such series.

(d)                                 Any resignation or removal of the Trustee with respect to all or any series of Notes and any appointment of a successor Trustee pursuant to any of the provisions of this Section 8.09 shall become effective only upon acceptance of appointment by the successor Trustee as provided in Section 8.10.

SECTION 8.10.                                   Acceptance by Successor Trustee.  Any successor Trustee appointed as provided in Section 8.09 shall execute, acknowledge and deliver to the Company and to its predecessor Trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor Trustee shall become effective with respect to all or any series as to which it is resigning as Trustee, and such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor hereunder with respect to all or any such series, with like effect as if originally named as Trustee herein with respect to all or any such series; nevertheless, on the written request of the Company or of the successor Trustee, the Trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of Section 8.06, execute and deliver an instrument transferring to such successor Trustee all the rights and powers of the Trustee with respect to all or any such series so ceasing to act.  Upon request of any such successor Trustee, the Company shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor Trustee all such rights and powers.  Any Trustee ceasing to act shall, nevertheless, retain a lien upon all property or funds held or collected by such Trustee with respect to all or any series as to which it is resigning as Trustee, to secure any amounts and shall be entitled to any indemnities then due it pursuant to the provisions of Section 8.06.

No successor Trustee shall accept appointment as provided in this Section 8.10 unless at the time of such acceptance such successor Trustee shall be eligible under the provisions of Section 8.08.

Upon acceptance of appointment by a successor Trustee with respect to all or any series of Notes as provided in this Section 8.10, the Company shall mail notice of the succession of such Trustee hereunder to the Holders of Notes of such series at their addresses as they shall appear on the Note Register.  If the Company fails to mail such notice within ten days after acceptance of appointment by the successor Trustee, the successor Trustee shall cause such notice to be mailed at the expense of the Company.

In case the appointment hereunder of a successor Trustee with respect to the Notes of one or more (but not all) series, the Company, the retiring Trustee and each successor Trustee with respect to the Notes of any applicable series shall execute and deliver an indenture supplemental hereto which shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the retiring Trustee with respect to the Notes of any series as to which the retiring Trustee is not retiring shall continue to be vested in the retiring Trustee, and shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such Trustees co-trustees of the same trust and that each such Trustee shall be Trustee of a trust or trusts hereunder separate and apart from any trust or trusts hereunder administered by any other such Trustee.

SECTION 8.11.                                   Succession by Merger, etc.  Subject to Section 8.08, any corporation into which the Trustee may be amalgamated, merged or converted or with which it may be consolidated, or any corporation resulting from any amalgamation, merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder without the execution or filing of any paper or any further act on the part of any of the parties hereto.

In case at the time any successor to the Trustee shall succeed to the trusts created by this Indenture any of the Notes shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor Trustee, and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to the Trustee may authenticate such Notes either in the name of such successor Trustee or, if such successor Trustee is a successor by amalgamation, merger, conversion or consolidation, the name of any predecessor hereunder; and in all such cases such certificate shall have the full force which it is anywhere in the Notes or in this Indenture provided that the certificate of the Trustee shall have.

SECTION 8.12.                                   Authenticating Agents.  There may be an Authenticating Agent or Authenticating Agents appointed by the Trustee from time to time with power to act on its behalf and subject to its direction in the authentication and delivery of any series of Notes issued upon original issuance, exchange, transfer or redemption thereof as fully to all intents and purposes as though such Authenticating Agent (or Authenticating Agents) had been expressly authorized to authenticate and deliver such Notes, and Notes so authenticated shall be entitled to the benefits of this Indenture and shall be valid and obligatory for all purposes as though authenticated by the Trustee hereunder.  For all purposes of this Indenture, the authentication and delivery of Notes by any Authenticating Agent pursuant to this Section 8.12 shall be deemed to be the authentication and delivery of such Notes “by the Trustee”, and whenever this Indenture provides that “the Trustee shall authenticate and deliver” Notes or that Notes “shall have been authenticated and delivered by the Trustee”, such authentication and delivery by any Authenticating Agent shall be deemed to be authentication and delivery by the Trustee.  Any such Authenticating Agent shall at all times be a corporation organized and doing business under the laws of the Province of Ontario and any other jurisdictions as may be necessary to enable it to act as an authenticating agent hereunder and being controlled by a corporation with combined capital and surplus of at least

$50,000,000 and authorized under such laws to act as an authenticating agent, duly registered to act as such, if and to the extent required by applicable law and subject to supervision or examination by federal or provincial authority.  If such corporation publishes reports of its condition at least annually pursuant to law or the requirements of such authority, then for the purposes of this Section 8.12 the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.  If at any time an Authenticating Agent shall cease to be eligible in accordance with the provisions of this Section 8.12, or to be duly registered if and to the extent required by applicable law and regulations, it shall resign immediately in the manner and with the effect herein specified in this Section 8.12.

Whenever reference is made in this Indenture to the authentication and delivery of Notes of any series by the Trustee or the Trustee’s certificate of authentication, such reference shall be deemed to include authentication and delivery on behalf of the Trustee by its Authenticating Agent appointed with respect to the Notes of such series and a certificate of authentication executed on behalf of the Trustee by its Authenticating Agent appointed with respect to the Notes of such series.

Any corporation into which any Authenticating Agent may be amalgamated, merged or converted or with which it may be consolidated, or any corporation resulting from any amalgamation, merger, consolidation or conversion to which any Authenticating Agent shall be a party, or any corporation succeeding to the authenticating agency business of any Authenticating Agent, shall be the successor of such Authenticating Agent hereunder, if such successor corporation is otherwise eligible under this Section 8.12, without the execution or filing of any paper or any further act on the part of the parties hereto or such Authenticating Agent or such successor corporation.

In case at the time such successor to any such agency shall succeed to such agency any of the Notes shall have been authenticated but not delivered, any such successor to such Authenticating Agent may adopt the certificate of authentication of any predecessor Authenticating Agent and deliver such Notes so authenticated; and in case at that time any of the Notes shall not have been authenticated, any successor to any Authenticating Agent may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor Authenticating Agent; and in all cases such certificate shall have the full force which it has anywhere in the Notes or in this Indenture provided that the certificate of the predecessor Authenticating Agent shall have had such force; provided, however, that the right to adopt the certificate of authentication of any predecessor Authenticating Agent or to authenticate Notes in the name of any predecessor Authenticating Agent shall apply only to its successor or successors by amalgamation, merger, conversion or consolidation.

Any Authenticating Agent may at any time resign as Authenticating Agent with respect to any series of Notes by giving written notice of resignation to the Trustee and to the Company.  The Trustee may at any time terminate the agency of any Authenticating Agent with respect to any series of Notes by giving written notice of termination to such Authenticating Agent and to the Company.  Upon receiving such a notice of resignation or upon such a termination, or in case at any time Authenticating Agent shall cease to be eligible under this Section 8.12, the Trustee may, and shall, upon request of the Company, promptly use its best efforts to appoint a successor Authenticating Agent.

Upon the appointment, at any time after the original issuance of any of the Notes, of any successor, additional or new Authenticating Agent, the Trustee shall give written notice of such appointment to the Company and shall at the expense of the Company mail notice of such appointment to all Holders of Notes of such series as the names and addresses of such Holders appear on the Note Register.

Any successor Authenticating Agent with respect to any series of Notes upon acceptance of its appointment hereunder shall become vested with all the rights, powers and duties of its predecessor hereunder, with like effect as though originally named as an Authenticating Agent herein with respect to such series.  No successor Authenticating Agent shall be appointed unless eligible under the provisions of this Section 8.12 and duly registered if and to the extent required under applicable law and regulations.

Any Authenticating Agent by the acceptance of its appointment with respect to any series of Notes shall be deemed to have agreed with the Trustee that:  it will perform and carry out the duties of an Authenticating Agent as herein set forth with respect to such series, including among other things the duties to authenticate and deliver Notes when presented to it in connection with exchanges, registrations of transfer or redemptions thereof; it will keep and maintain, and furnish to the Trustee from time to time as requested by the Trustee appropriate records of all transactions carried out by it as Authenticating Agent and will furnish the Trustee such other information and reports as the Trustee may reasonably require; it is eligible for appointment as Authenticating Agent under this Section 8.12 and will notify the Trustee promptly if it shall cease to be so qualified; and it will indemnify the Trustee against any loss, liability or expense incurred by the Trustee and will defend any claim asserted against the Trustee by reason of any acts or failures to act of the Authenticating Agent with respect to such series but it shall have no liability for any action taken by it at the specific written direction of the Trustee.

The Company agrees to pay to each Authenticating Agent from time to time reasonable compensation and expenses for its services, and the Trustee shall have no liability for such payments.

The provisions of Sections 8.02(a), (b), (c), (e) and (f), 8.03, 8.04, 8.06 (insofar as it pertains to indemnification), 9.01, 9.02 and 9.03 shall bind and inure to the benefit of each Authenticating Agent to the same extent that they bind and inure to the benefit of the Trustee.

If an appointment with respect to one or more series is made pursuant to this Section 8.12, the Notes of such series may have endorsed thereon, in addition to the Trustee’s certificate of authentication, an alternate certificate of authentication in the following form:

This is one of the Notes of the series designated herein issued under the within-mentioned Indenture.

BNY TRUST COMPANY OF CANADA
As Trustee

By:
As Authenticating Agent

By:
Authorized Officer

ARTICLE NINE.

CONCERNING THE HOLDERS.

SECTION 9.01.                                   Action by Holders.  Whenever in this Indenture it is provided that the Holders of a specified percentage in aggregate principal amount of the Notes of any series may take any action (including the making of any demand or request, the giving of any notice, consent or waiver or the taking of any other action) the fact that at the time of taking any such action the Holders of such specified percentage of such series have joined therein may be evidenced (a) by any instrument or any number of instruments of similar tenor executed by Holders of such series in person or by agent or proxy appointed in writing or (b) by the record of the Holders of such series voting in favor thereof at any meeting of such Holders duly called and held in accordance with the provisions of Article Ten or (c) by a combination of such instrument or instruments and any such record of such a meeting of Holders of such series.

SECTION 9.02.                                   Proof of Execution by Holders.  Subject to the provisions of Sections 8.01, 8.02 and 10.05, proof of the execution of any instrument by a Holder or his agent or proxy shall be sufficient if made in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee.  The ownership of Notes shall be provided by the Note Register or by a certificate of the Note registrar with respect to a series of Notes.

The record of any Holders’ meeting shall be proved in the manner provided in Section 10.06.

SECTION 9.03.                                   Who Are Deemed Absolute Owners.  The Company, the Trustee with respect to a series of Notes, and any agent of the Trustee or the Company under this Indenture may deem the Person in whose name such Note shall be registered upon the Note Register to be, and may treat him as, the absolute owner of such Note (whether or not such Note shall be overdue and notwithstanding any notation of ownership or other writing thereon made by anyone other than the Company, the Trustee or any such agent) for the purpose of receiving payment of or on account of the principal of and premium, if any, and interest on such Note and for all other purposes; and neither the Company nor the Trustee nor any such agent shall be affected by any notice to the contrary.  All such payments so made to any Holder for the time being or upon his order shall, to the extent of the sum or sums so paid, be effectual to satisfy and discharge the liability for moneys payable upon any such Note.

SECTION 9.04.                                   Company-Owned Notes Disregarded.  In determining whether the Holders of the requisite aggregate principal amount of Notes of any series have concurred in any direction or consent under this Indenture, Notes of such series which are owned by the Company or any other obligor on the Notes of such series or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any other obligor on such Notes shall be disregarded and deemed not to be Outstanding for the propose of any such determinations; provided, however, that for the purposes of determining whether the Trustee shall be protected in relying on any such direction or consent only such Notes which a Responsible Officer of the Trustee knows are so owned shall be so disregarded.  Notes so owned which have been pledged in good faith may be regarded as Outstanding notwithstanding this Section 9.04 if the pledgee shall establish to the satisfaction of the Trustee the right of the pledgee to vote such Notes and that the pledgee is not a Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any such other obligor.  Upon request of the Trustee, the Company shall furnish to the Trustee promptly an Officers’ Certificate listing and identifying all Notes of a series, if any, known by the Company to be owned or held by or for the account of the Company or any other obligor on such Notes or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any other obligor on such Notes; and, subject to the provisions of Section 8.01, the Trustee shall be entitled to accept such Officers’ Certificates as conclusive evidence of the facts therein set forth and of the fact that all such Notes not listed therein are Outstanding for the purpose of any such determination.

SECTION 9.05.                                   Revocation of Consents; Future Holders Bound.  At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 9.01, of the taking of any action by the Holders of the percentage in aggregate principal amount of the Notes of any series specified in this Indenture in connection with such action, any Holder of a Note which is shown by the evidence to be included in the Notes the Holders of which have consented to or are bound by consents to such action, may, by filing written notice with the Trustee at the Corporate Trust Office and upon proof of holding as provided in Section 9.02, revoke such action so far as concerns such Note.  Except as aforesaid any such action taken by the Holder of any Note shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Note and of any Note issued on transfer thereof or in exchange or substitution therefor, irrespective of whether or not any notation in regard thereto is made upon any such Note.  Any action taken by the Holders of the percentage in aggregate principal amount of the Notes specified in this Indenture in connection with such action shall be conclusively binding upon the Company, the Trustee and the Holders of all of the Notes affected by such action.

ARTICLE TEN.

HOLDERS’ MEETINGS.

SECTION 10.01.                            Purposes of Meetings.  A meeting of Holders of the Notes of all or any series may be called at any time and from time to time pursuant to the provisions of this Article Ten for any of the following purposes:

(1)                                 to give any notice to the Company or to the Trustee with respect to such series, or to give any directions to the Trustee, or to consent to the waiving of any default hereunder and its consequences, or to take any other action authorized to be taken by Holders pursuant to any of the provisions of Article Seven;

(2)                                 to remove the Trustee and nominate a successor trustee pursuant to the provisions of Article Eight;

(3)                                 to consent to the execution of an indenture or indentures supplemental hereto pursuant to the provisions of Section 11.02; or

(4)                                 to take any other action authorized to be taken by or on behalf of the Holders of any specified aggregate principal amount of the Notes of all or any series, as the case may be, under any other provision of this Indenture or under applicable law.

SECTION 10.02.                            Call of Meetings by Trustee.  The Trustee may at any time call a meeting of Holders of Notes of all or any series to take any action specified in Section 10.01, to be held at such time and at such place as the Trustee shall determine.  Notice of every meeting of the Holders of Notes of all or any series, setting forth the time and place of such meeting and in general terms the action proposed to be taken at such meeting, shall be mailed by the Trustee to Holders of Notes of each series that may be affected by the action proposed to be taken at such meeting at their addresses as they shall appear on the Note Register.  Such notice shall be mailed not less than 20 nor more than 90 days prior to the date fixed for the meeting.

SECTION 10.03.                            Call of Meetings by Company or Holders.  In case at any time the Company, pursuant to a resolution by the Board of Directors, or the Holders of at least 10% in aggregate principal amount of the Notes then Outstanding of each series that may be affected by the action proposed to be taken shall have requested the Trustee to call a meeting of such Holders, by written request setting forth in reasonable detail the action proposed to be taken at the meeting, and the Trustee shall not have mailed the notice of such meeting within 20 days after receipt of such request, then the Company or such Holders may determine the time and place for such meeting and may call such meeting to take any action authorized in Section 10.01, by mailing notice thereof as provided in Section 10.02.

SECTION 10.04.                            Qualifications for Voting.  To be entitled to vote at any meeting of Holders of Notes a person shall (a) be a Holder of one or more Notes of a series affected by the action proposed to be taken or (b) be a Person appointed by an instrument in writing as proxy by a Holder of one or more such Notes.  The rights of Holders of Notes to have their votes counted shall be subject to the provision in the definition of “Outstanding” in Section 1.01.  The only Persons who shall be entitled to be present or to speak at any meeting of Holders of Notes shall be the Persons entitled to vote at such meeting and their counsel, any representatives of the Trustee and its counsel and any representatives of the Company and its counsel.

SECTION 10.05.                            Regulations.  Notwithstanding any other provisions of this Indenture, the Trustee may make such reasonable regulations as it may deem advisable for any meeting of Holders of Notes, in regard to proof of the holding of Notes and of the appointment of proxies, and in regard to the appointment and duties of inspectors of votes, the submission and examination of proxies, certificates and other evidence of the right to vote, and such other matters concerning the conduct of the meeting as it shall think fit.  Except as otherwise permitted or required by any such regulation, the holding of Notes shall be proved in the manner specified in Section 9.02 and the appointment of any proxy shall be proved in the manner specified in said

Section 9.02 or by having the signature of the Person executing the proxy witnessed or guaranteed by any bank, broker or trust company.

The Trustee shall, by an instrument in writing, appoint a temporary chairman of the meeting, unless the meeting shall have been called by the Company or by Holders of Notes as provided in Section 10.03, in which case the Company or the Holders of Notes as provided in Section 10.03 calling the meeting, as the case may be, shall in like manner appoint a temporary chairman.  A permanent chairman and a secretary of the meeting shall be elected by vote of the Holders of a majority in aggregate principal amount of the Notes represented at the meeting and entitled to vote.

Subject to the provisions of Section 9.04, at any meeting each Holder of a Note of a series entitled to vote at such meeting or proxy shall be entitled to one vote for each $1,000 principal amount of Notes of such series held or represented by him; provided, however, that no vote shall be cast or counted at any meeting in respect of any Note challenged as not Outstanding and ruled by the chairman of the meeting to be not Outstanding.  The chairman of the meeting shall have no right to vote except as a Holder of Notes of such series or proxy therefor.  Any meeting of Holders of Notes duly called pursuant to the provisions of Section 10.02 or 10.03 may be adjourned from time to time and the meeting may be held as so adjourned without further notice.

At any meeting of Holders of Notes, the presence of Persons holding or representing Notes in an aggregate principal amount sufficient to take action upon the business for the transaction of which such meeting was called shall be necessary to constitute a quorum; but, if less than quorum be present, the Persons holding or representing a majority of the Notes represented at the meeting may adjourn such meeting with the same effect, for all intents and purposes, as though a quorum had been present.

SECTION 10.06.                            Voting.  The vote upon any resolution submitted to any meeting of Holders of Notes shall be by written ballots on which shall be subscribed the signatures of the Holders of Notes entitled to vote at such meeting or of their representatives by proxy, and the letter or letters, serial number or numbers or other distinguishing marks of the Notes held or represented by him.  The permanent chairman of the meeting shall appoint two inspectors of votes who shall count all votes cast at the meeting for or against any resolution and who shall make and file with the secretary of the meeting their verified written reports in duplicate of all votes cast at the meeting.  A record in duplicate of the proceedings of each meeting of Holders of Notes shall be prepared by the secretary of the meeting and there shall be attached to said record the original reports of the inspectors of votes on any vote by ballot taken thereat and affidavits by one or more persons having knowledge of the facts setting forth a copy of the notice of the meeting and showing that said notice was mailed as provided in Section 10.02.  The record shall be signed and verified by the affidavits of the permanent chairman and secretary of the meeting and one of the duplicates shall be delivered to the Company and the other to the Trustee to be preserved by the Trustee, the latter to have attached thereto the ballots voted at the meeting.

Any record so signed and verified shall be conclusive evidence of the matters therein stated.

SECTION 10.07.                            No Delay of Rights by Meeting.  Nothing in this Article Ten contained shall be deemed or construed to authorize or permit, by reason of any call of a meeting of Holders of Notes of any or all series or any rights expressly or impliedly conferred hereunder to make such call, any hindrance or delay in the exercise of any right or rights conferred upon or reserved to the Trustee or to the Holders of Notes under any of the provisions of this Indenture or of the Notes.

ARTICLE ELEVEN.

SUPPLEMENTAL INDENTURES.

SECTION 11.01.                            Supplemental Indentures without Consent of Holders.  The Company, when authorized by a Board Resolution, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto for one or more of the following purposes:

(a)                                 to evidence the succession of another Person to the Company, or successive successions, and the assumption by the successor Person of the covenants, agreements and obligations of the Company herein contained;

(b)                                 to add to the covenants of the Company such further covenants, restrictions, conditions or provisions as the Board of Directors and the Trustee shall consider to be for the protection of the Holders of Notes of any or all series, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions a default or an Event of Default with respect to such series permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, however, that in respect of any such additional covenant, restriction or condition, such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such default or may limit the remedies available to the Trustee upon such default;

(c)                                  to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture; to convey, transfer, assign, mortgage or pledge any property to or with the Trustee; or to make such other provisions in regard to matters or questions arising under this Indenture as shall not adversely affect the interests of the Holders of the Notes in any material respect;

(d)                                 to secure the Notes for the benefit of the Holders;

(e)                                  to evidence and provide for the acceptance of appointment by another corporation as a successor Trustee hereunder with respect to one or more series of Notes and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, pursuant to Section 8.10;

(f)                                   to change or eliminate any of the provisions of this Indenture, provided, however, that any such change or elimination shall become effective only when there is no Note Outstanding of any series created prior to the execution of such supplemental indenture which is entitled to the benefit of such provision;

(g)                                  to conform the terms hereof or the Notes of a series to the description thereof contained in any prospectus (which term shall include any applicable supplement to such prospectus) or other offering document or memorandum relating to the offer and sale of such Notes;

(h)                                 to establish any additional form of Note, as permitted by Section 2.02, and to provide for the issuance of any additional series of Notes, as permitted by Section 3.01, and to set forth the terms thereof; or

(i)                                     to comply with requirements of applicable Canadian securities legislation.

The Trustee is hereby required subject to Section 11.05 to join with the Company in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer, assignment, mortgage or pledge of any property thereunder, but the Trustee shall not be obligated to enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

Any supplemental indenture authorized by the provisions of this Section 11.01 may be executed by the Company and the Trustee without the consent of the Holders of any of the Notes at the time Outstanding, notwithstanding any of the other provisions of this Indenture.

SECTION 11.02.                            Supplemental Indentures with Consent of Holders.  With the consent (evidenced as provided in Section 9.01) of the Holders of greater than 50% in aggregate principal amount of the Outstanding Notes of each series affected by such supplemental indenture (voting as separate classes), by act of such Holders delivered to the Company and the Trustee, the Company, when authorized by a Board Resolution, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of the Notes of such series or of modifying in any manner the rights of the Holders of the Notes of such series under this Indenture; provided, however, that no such supplemental indenture shall, without the consent of all Holders of the Notes of any series then Outstanding and affected thereby, (i) extend the fixed maturity of any Note of such series, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof or any premium thereon, or change the Place of Payment or make the principal thereof or interest or premium thereon payable in any coin or currency other than that provided in the Notes of such series or (ii) reduce the aforesaid percentage of Notes, the Holders of which are required to consent (a) to any such supplemental indenture, (b) to rescind and annul a declaration that the Notes of such series are due and payable as a result of the occurrence of an Event of Default, (c) to waive any past default under the indenture and its consequences and (d) to any waiver provided for in Section 5.09.

Upon the request of the Company, accompanied by a copy of a Board Resolution certified by its Secretary or Assistant Secretary authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of Holders of Notes as aforesaid, the Trustee shall join with the Company in the execution of such supplemental indenture unless such supplemental indenture affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

It shall not be necessary for the consent of the Holders of Notes under this Section 11.02 to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

SECTION 11.03.                            Effect of Supplemental Indentures.  Upon the execution of any supplemental indenture pursuant to the provisions of this Article Eleven, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitation of rights, obligations, duties and immunities under this Indenture of the Trustee, the Company and the Holders of Notes shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

SECTION 11.04.                            Notation on Notes.  Notes authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article Eleven may bear a notation in form approved by the Trustee as to any matter provided for in such supplemental indenture.  If the Company or the Trustee shall so determine, new Notes of any series so modified as to conform, in the opinion of the Trustee and the Board of Directors to any modification of this Indenture contained in any such supplemental indenture may be prepared and executed by the Company, authenticated by the Trustee and delivered in exchange for the Outstanding Notes of such series.

SECTION 11.05.                            Evidence of Compliance of Supplemental Indenture to be Furnished Trustee.  The Trustee shall receive, and shall be fully protected in relying upon, in addition to the documents required by Section 15.05, an Officers’ Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant hereto complies with the requirements of this Article Eleven and is authorized and permitted by this Indenture.

ARTICLE TWELVE.

CONSOLIDATION, AMALGAMATION, MERGER, SALE AND CONVEYANCE.

SECTION 12.01.                            Company May Consolidate, etc., on Certain Terms.  Nothing contained in this Indenture or in any of the Notes shall prevent any consolidation, amalgamation or merger of the Company with or into any other Person or Persons (whether or not affiliated with the Company), or successive consolidations, amalgamations or mergers in which the Company or its successor or successors shall be a party or parties, or shall prevent any sale, lease, transfer or conveyance of all or substantially all the property of the Company to any other Person (whether or not affiliated with the Company) authorized to acquire and operate the same; provided, however, and the Company hereby covenants and agrees, that any such consolidation, amalgamation, merger, sale, lease, transfer or conveyance shall be upon the condition that (a) immediately after such consolidation, amalgamation, merger, sale, lease, transfer or conveyance the Person (whether the Company or such other corporation) formed by or surviving any such consolidation, amalgamation or merger, or to which such sale, lease, transfer or conveyance shall have been made, shall not be in default in the performance or observance of any of the terms, covenants and conditions of this Indenture to be kept or performed by the Company; (b) the Person (if other than the Company) formed by or surviving any such consolidation, amalgamation or merger or to which such sale, lease, transfer or conveyance shall have been made, shall be a Person organized under the laws of Canada or a province thereof or the United States or a state thereof or the District of Columbia; and (c) the due and punctual payment of the principal of and premium, if any, and interest on all the Notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company, shall be expressly assumed, by supplemental indenture satisfactory in form to the Trustee, executed and delivered to the Trustee by the Person (if other than the Company) formed by such consolidation, amalgamation or into which the Company shall have been amalgamated or merged, or by the Person which shall have acquired or leased such property.

SECTION 12.02.                            Successor Corporation to be Substituted.  In case of any such consolidation, amalgamation, merger, sale, lease, transfer or conveyance and upon the assumption by the successor Person, by supplemental indenture, executed and delivered to the Trustee and satisfactory in form to the Trustee, of the due and punctual payment of the principal of and premium, if any, and interest on all the Notes and the due and punctual performance and observance of all the covenants and conditions of this Indenture to performed or observed by the Company, such successor shall succeed to and be substituted for the Company, with the same effect as if it had been named herein as a party with all the rights and obligations of the Company hereunder, and (except in the event of a conveyance by way of lease) the predecessor shall be relieved of any further obligation under this Indenture and the Notes.  Such successor thereupon may cause to be signed, and may issue either in its own name or in the name of Magna International Inc. any or all of the Notes issuable hereunder which theretofore shall not have been signed by the Company and delivered to the Trustee; and, upon the order of such successor Person instead of the Company and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver any Notes which previously shall have been signed and delivered by the officers of the Company to the Trustee for authentication, and any Notes which such successor thereafter shall cause to be signed and delivered to the Trustee for that purpose.  All the Notes of each series so issued shall in all respects have the same legal rank and benefit under this Indenture as the Notes of such series theretofore or thereafter issued in accordance with the terms of this Indenture as though all such Notes had been issued at the date of the execution hereof.

In case of any such consolidation, amalgamation, merger, sale, lease or conveyance such changes in phraseology and form (but not in substance) may be made in the Notes thereafter to be issued as may be appropriate.

SECTION 12.03.                            Opinion of Counsel to Be Given Trustee.  The Trustee, subject to Sections 8.01 and 8.02, shall receive an Opinion of Counsel as conclusive evidence that any such consolidation, amalgamation, merger, sale, lease, transfer or conveyance and any such assumption complies with the provisions of this Article Twelve and that all conditions precedent herein provided relating to such transactions have been complied with.

ARTICLE THIRTEEN.

SATISFACTION AND DISCHARGE OF INDENTURE; DEFEASANCE.

SECTION 13.01.                            Satisfaction and Discharge.

(a)                                 This Indenture shall upon Company Request cease to be of further effect with respect to any series of Notes specified in such Company Request (except as to any surviving rights of registration of transfer or exchange of Notes of such series expressly provided for herein or pursuant hereto) and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture as to such series when

(1)                                 either

(A)                               all Notes of such series theretofore authenticated and delivered (other than (i) Notes of such series which have been mutilated, destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.08, and (ii) Notes of such series for whose payment money has theretofore been deposited in trust with the Trustee or any Paying Agent or segregated and held in trust by the Company and thereafter repaid to the Company, as provided in Section 5.04) have been delivered to the Trustee for cancellation; or

(B)                               all Notes of such series not theretofore delivered to the Trustee for cancellation

(i)                                     have become due and payable, or

(ii)                                  will become due and payable at their Stated Maturity within one year, or

(iii)                               if redeemable at the option of the Company, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of (i), (ii) or (iii) above, has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for such purpose an amount in the currency in which the Notes of such series are payable, sufficient to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation, for principal (and premium, if any) and interest, if any, to the date of such deposit (in the case of Notes which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

(2)                                 the Company has paid or caused to be paid all other sums payable hereunder by the Company, including all amounts payable to the Trustee; and

(3)                                 the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of this Indenture as to such series have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 8.06, the obligations of the Trustee to any Authenticating Agent under Section 8.12 and, if money shall have been deposited with the Trustee pursuant to subclause (B) of clause (1) of this Section, the obligations of the Trustee under Section 13.01(b) and Section 5.04(d) shall survive.

(b)                                 Subject to the provisions of Section 5.04(d), all money deposited with the Trustee pursuant to Section 13.01(a) shall be held in trust and applied by it, in accordance with the provisions of the Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Persons entitled thereto, of the principal (and premium, if any) and interest, if any, for whose payment such money has been deposited with the Trustee; but such money need not be segregated from other funds except to the extent required by law.

SECTION 13.02.                            Company’s Option to Effect Defeasance or Covenant Defeasance.  Except as otherwise specified as contemplated by Section 3.01 for Notes of any series, the provisions of Sections 13.02 through Section 13.07, inclusive, shall apply to each series of Notes, and the Company may, at its option, effect defeasance of the Notes of or within a series under Section 13.03, or covenant defeasance of or within a series under Section 13.04 in accordance with the terms of such Notes and in accordance with this Article.

SECTION 13.03.                            Defeasance and Discharge.  Upon the Company’s exercise of the above option applicable to this Section with respect to any Notes of or within a series, the Company shall be deemed to have been discharged from its obligations with respect to such Outstanding Notes on the date the conditions set forth in Section 13.05 are satisfied (hereinafter, “defeasance”).  For this purpose, such defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by such Outstanding Notes, which shall thereafter be deemed to be “Outstanding” only for the purposes of Section 13.06 and the other Sections of this Indenture referred to in (A) and (B) below, and to have satisfied all its other obligations under such Notes and this Indenture insofar as such Notes are concerned (and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging the same), except for the following which shall survive until otherwise terminated or discharged hereunder: (A) the rights of Holders of such Outstanding Notes to receive, solely from the trust fund described in Section 13.05 and as more fully set forth in such Section, payments in respect of the principal of (and premium, if any) and interest, if any, on such Notes when such payments are due, (B) the Company’s obligations with respect to such Notes under Sections 3.06, 3.07, 3.08, 5.02 and 5.04(d), (C) the rights, powers, trusts and immunities of the Trustee hereunder and (D) the provisions of Sections 13.02 through 13.07 hereof, inclusive.  Subject to compliance with this Article Fourteen, the Company may exercise its option under this Section 13.03 notwithstanding the prior exercise of its option under Section 13.04 with respect to such Notes.

SECTION 13.04.                            Covenant Defeasance.  Upon the Company’s exercise of the above option applicable to this Section with respect to any Notes of or within a series, the Company shall be released from its obligations under clause (ii) of Section 5.05 and Sections 5.06 and 5.07, and, if specified pursuant to Section 3.01, its obligations under any other covenant, with respect to such Outstanding Notes on and after the date the conditions set forth in Section 13.05 are satisfied (hereinafter, “covenant defeasance”), and such Notes shall thereafter be deemed not to be “Outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but shall continue to be deemed “Outstanding” for all other purposes hereunder.  For this purpose, such covenant defeasance means that, with respect to such Outstanding Notes, the Company may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of reference in any such covenant to any other provision herein or in any other document and such omission to comply shall not constitute a default or an Event of Default under Section 7.01(d) or Section 7.01(h) or otherwise, as the case may be, but, except as specified above, the remainder of this Indenture and such Notes shall be unaffected thereby.

SECTION 13.05.                            Conditions to Defeasance or Covenant Defeasance.  The following shall be the conditions to application of either Section 13.03 or Section 13.04 to any Outstanding Notes of or within a series:

(1)                                 The Company shall irrevocably have deposited or caused to be deposited with the Trustee (or another trustee satisfying the requirements of Section 8.08 who shall agree to comply with the provisions of this Article Fourteen applicable to it) as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Notes, (A) an amount (in such currency in which such Notes are then specified as payable at Stated Maturity), or (B) Government Obligations applicable to such Notes (determined on the basis of the currency in which such Notes are then specified as payable at Stated Maturity) which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal of and premium, if any, and interest, if any, under such Notes, money in an amount, or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay and discharge, and which shall be applied by the Trustee (or other qualifying trustee) to pay and discharge, (i) the principal of (and premium, if any) and interest, if any, on such Outstanding Notes on the Stated Maturity (or Redemption Date, if applicable) of such principal (and premium, if any) or installment of interest, if any, and (ii) any mandatory sinking fund payments or analogous payments applicable to such Outstanding Notes on the day on which such payments are due and payable in accordance with the terms of this Indenture and of such Notes; provided that the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such Government Obligations to said payments with respect to such Notes.  Before such a deposit, the Company may give to the Trustee, in accordance with Section 4.02 hereof, a notice of its election to redeem all or any portion of such Outstanding Notes at a future date in accordance with the terms of the Notes of such series and Article Four hereof, which notice shall be irrevocable.  Such irrevocable redemption notice, if given, shall be given effect in applying the foregoing.

(2)                                 No default or Event of Default with respect to such Notes shall have occurred and be continuing on the date of such deposit or, insofar as paragraphs (f) and (g) of Section 7.01 are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

(3)                                 Such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other material agreement or instrument to which the Company is a party or by which it is bound.

(4)                                 In the case of an election under Section 13.03, the Company shall have delivered to the Trustee an Opinion of Counsel stating that (x) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (y) since the date of execution of this Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of such Outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

(5)                                 In the case of an election under Section 13.04, the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders of such Outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

(6)                                 In the case of an election under either of Section 13.03 or 13.04, the Company shall have delivered to the Trustee an opinion of independent Canadian legal counsel of recognized standing or a ruling from the Canada Revenue Agency to the effect that the Holders of the Outstanding Notes of such series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other Canadian tax purposes as a result of such defeasance or covenant defeasance and will be subject to Canadian federal, provincial or territorial income and other Canadian tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (and for the purposes of such opinion of counsel, such Canadian counsel will assume that holders of the Outstanding Notes of such series include Holders who are not resident in Canada).

(7)                                 Notwithstanding any other provisions of this Section, such defeasance or covenant defeasance shall be effected in compliance with any additional or substitute terms, conditions or limitations in connection therewith pursuant to Section 3.01.

(8)                                 The Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to either the defeasance under Section 13.03 or the covenant defeasance under Section 13.04 (as the case may be) have been complied with.

SECTION 13.06.                            Deposited Money and Government Obligations to Be Held in Trust; Other Miscellaneous Provisions.  Subject to the provisions of Section 5.04(d), all money and Government Obligations (or other property as may be provided pursuant to Section 3.01) (including the proceeds thereof) deposited with the Trustee (or other qualifying trustee, collectively for purposes of this Section 13.06, the “Trustee”) pursuant to Section 13.05 in respect of such Outstanding Notes shall be held in trust and applied by the Trustee, in accordance with the provisions of such Notes and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the Holders of such Notes of all sums due and to become due thereon in respect of principal (and premium, if any) and interest, if any, but such money need not be segregated from other funds except to the extent required by law.

Unless otherwise specified with respect to any Note pursuant to Section 3.01, if, after a deposit referred to in Section 13.05(1) has been made, (a) the Holder of a Note in respect of which such deposit was made is entitled to, and does, elect pursuant to the terms of such Note to receive payment in a currency other than that in which the deposit pursuant to Section 13.05(1) has been made in respect of such Note, or (b) a Conversion Date occurs as contemplated in Section 3.12(c) or a similar event occurs by the terms of any Note in respect of which the deposit pursuant to Section 13.05(1) has been made, the indebtedness represented by such Note shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest, if any, on such Note as they become due out of the proceeds yielded by converting (from time to time as specified below in the case of any such election) the amount or other property deposited in respect of such Note into the currency in which such Note becomes payable as a result of such election or Conversion Date based on the applicable Market Exchange Rate for such currency in effect on the third Business Day prior to each payment date, except, with respect to a Conversion Date, for such currency in effect (as nearly as feasible) on the Conversion Date.

The Company shall pay and indemnify the Trustee against any tax, fee or other charge imposed on or assessed against the Government Obligations deposited pursuant to Section 13.05 or the principal and interest received in respect thereof other than any such tax, fee or other charge which by law is for the account of the Holders of such Outstanding Notes.

Anything in this Article Thirteen to the contrary notwithstanding, the Trustee shall deliver or pay to the Company from time to time upon Company Request any money or Government Obligations (or other property and any proceeds therefrom) held by it as provided in Section 13.05 which, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, are in excess of the amount thereof which would then be required to be deposited to effect an equivalent defeasance or covenant defeasance, as applicable, in accordance with this Article.

SECTION 13.07.                            Reinstatement.  If the Trustee or any Paying Agent is unable to apply any money in accordance with Section 13.06 by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, then the Company’s obligations under this Indenture and such Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 13.03 or 13.04, as the case may be, until such time as the Trustee or Paying Agent is permitted to apply all such money in accordance with Section 13.06; provided, however, that if the Company makes any payment of principal of (or premium, if any) or interest, if any, on any such Note following the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the money held by the Trustee or Paying Agent.

ARTICLE FOURTEEN.

IMMUNITY OF INCORPORATORS, STOCKHOLDERS,
OFFICERS AND DIRECTORS.

SECTION 14.01.                            Indenture and Notes Solely Corporate Obligations.  No recourse under or upon any obligation, covenant or agreement of this Indenture, any supplemental indenture, or of any Note, or for any claim based thereon or otherwise in respect thereof, shall be had against any incorporator, stockholder, officer, director or employee, as such, past, present or future, of the Company or any Subsidiary or of any predecessor or successor corporation, either directly or through the Company, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this Indenture and the obligations issued hereunder are solely corporate obligations, and that no such personal liability whatever shall attach to, or is or shall be incurred by, the incorporators, stockholders, officers, directors or employees, as such, of the Company or of any predecessor or successor corporation, or any of them, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture, or in any of the Notes or implied thereby; and that any and all such personal liability, either at common law or in equity or by constitution or statute of, and any and all such rights and claims against, every such incorporator, stockholder, officer, director or employee, as such, because of the creation of the indebtedness hereby authorized, or under or by reason of the obligations, covenants or agreements contained in this Indenture or in any of the Notes or implied thereby, are hereby expressly waived and released as a condition of, and as a consideration for, the execution of this Indenture and the issue of such Notes.

ARTICLE FIFTEEN.

MISCELLANEOUS PROVISIONS.

SECTION 15.01.                            Provisions Binding on Successors of the Company.  All the covenants, stipulations, promises and agreements in this Indenture contained by the Company shall bind its successors and assigns whether so expressed or not.

SECTION 15.02.                            Indenture for Sole Benefit of Parties and Holders of Notes.  Nothing in this Indenture or in the Notes, expressed or implied, shall give or be construed to give to any Person, firm or corporation, other than the parties hereto, any agent of the Trustee or the Company under this Indenture and the Holders of the Notes, any legal or equitable right, remedy or claim under or in respect of this Indenture, or under any covenant, condition or provision herein contained; all such covenants, conditions and provisions being, subject to the provisions of Articles Twelve and Fourteen, for the sole benefit of the parties hereto, any agent of the Trustee or the Company under this Indenture and the Holders of the Notes.

SECTION 15.03.                            Addresses for Notices, etc.  Any notice or demand which by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Holders of Notes on the Company may be given or served by being deposited, registered or certified mail postage prepaid, in a post office letter box in Canada addressed (until another address is filed by the Company with the Trustee) to the Company, 337 Magna Drive, Aurora, Ontario L4G 7K1, Canada, Attention:  Secretary.  Any notice, direction, request or demand by any Holder of a Note or the Company to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or made in writing at the Corporate Trust Office, addressed to the attention of its Corporate Trust Administration.  Any notice, report or other instrument required by any of the provisions of this Indenture to be given by the Trustee to the Holders of Notes of any or all series shall be deemed to have been sufficiently given, for all purposes, when mailed by first class mail.

SECTION 15.04.                            Ontario Contract.  This Indenture and the Notes shall for all purposes be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein, without regard to principles of conflict of laws.

SECTION 15.05.                            Evidence of Compliance with Conditions Precedent.  Upon any Company request to the Trustee to take any action under any of the provisions of this Indenture, the Company shall furnish to the Trustee an Officers’ Certificate stating that all conditions precedent, if any (including any covenant, compliance with which constitutes a condition precedent) provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with, except that in the case of any such application or demand as to which the furnishing of such document is specifically required by any provision of this Indenture relating to such particular application or demand, no additional certificate or opinion need be furnished.

Each certificate provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include (1) a statement that the Person making such certificate or opinion has read such covenant or condition; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; (3) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and (4) a statement as to whether or not, in the opinion of such Person, such condition or covenant has been complied with.

SECTION 15.06.                            Legal Holidays.  Unless otherwise specified with respect to the Notes of a series, in any case where the date of maturity of interest on or principal of or premium, if any, on any series of Notes or the date fixed for redemption of any Note or Notes will fall on a day that is not a Business Day, then payment of such interest on or principal of and premium, if any, on such Notes need not be made on such date but may be made on the next succeeding Business Day, with the same force and effect as if made on such date of maturity or the date fixed for redemption and no interest shall accrue for the period from and after such prior date.

SECTION 15.07.                            Table of Contents, Headings, etc.  The table of contents and the titles and headings of the articles and sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 15.08.                            Determination of Principal Amount.  In determining whether the Holders of the requisite principal amount of Outstanding Notes of any series have given any request, demand, authorization, direction, notice, consent or waiver hereunder, or whether sufficient funds are available for redemption or for any other purpose, (i) the principal amount of an Original Issue Discount Note that shall be deemed to be Outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to Section 7.01, (ii) the principal amount of any Notes denominated in a Foreign Currency that shall be deemed to be Outstanding for such purposes shall be determined by converting the Foreign Currency into Dollars at the Market Exchange Rate as of the date of such determination and (iii) the principal amount of any Indexed Note that shall be deemed to be Outstanding for such purposes shall be the amount of the principal face amount of such Indexed Note at original issuance, unless otherwise provided in or pursuant to this Indenture.

SECTION 15.09.                            Consent to Jurisdiction.  The Company irrevocably submits to the non-exclusive jurisdiction of any court sitting in the City of Toronto over any suit, action or proceeding arising out of or relating to this Indenture or any Note.

The Company hereby consents to process being served in any suit, action or proceeding of the nature referred to in the preceding paragraphs by service upon such agent to the address of the Company set forth in the first paragraph of this instrument or to any other address of which the Company shall have given written notice to the Trustee.  The Company irrevocably waives, to the fullest extent permitted by law, all claim of error by reason of any such service (but does not waive any right to assert lack of subject matter jurisdiction) and agrees that such service (i) shall be deemed in every respect effective service of process upon the Company in any such suit, action or proceeding and (ii) shall, to the fullest extent permitted by law, be taken and held to be valid personal service upon and personal delivery to the Company.

Nothing in this Section shall affect the right of the Trustee or any Holder to serve process in any manner permitted by law or limit the right of the Trustee to bring proceedings against the Company in the courts of any jurisdiction or jurisdictions.

SECTION 15.10.                            Waiver of Trial by Jury.  EACH OF THE PARTIES HERETO, AND EACH HOLDER AND BENEFICIAL OWNER, BY ACCEPTANCE OF THE NOTES OR A BENEFICIAL INTEREST THEREIN, IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE OR THE NOTES.

SECTION 15.11.                            Execution in Counterparts.  This Indenture may be executed in any number of counterparts, in original or by Electronic Methods, each counterparty howsoever executed shall be deemed an original and such counterparts shall together constitute but one and the same instrument.  BNY Trust Company of Canada hereby accepts the trusts in this Indenture declared and provided, upon the terms and conditions hereinabove set forth.

IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed all as of the day and year first above written.

MAGNA INTERNATIONAL INC.

By:	“Bassem A. Shakeel”
	Name:	Bassem A. Shakeel
	Title:	Vice-President and Corporate Secretary

By:	“Paul H. Brock”
	Name:	Paul H. Brock
	Title:	Vice-President and Treasurer

BNY TRUST COMPANY OF CANADA, as Trustee

By:	“Geralyn Krowles”
	Name:	Geralyn Krowles
	Title:	Vice-President

[Signature Page to Indenture]